Filed by: Visa Inc.

Visa Europe Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

VISA EUROPE LIMITED

Incorporated in England and Wales under the Companies Act 1985 with registered number 5139966

Proposed Adoption of New Articles of Association

and Alteration of Memorandum of Association

and Notice of Extraordinary General Meeting

This document and its appendices should be read as a whole. Your attention is drawn to the letter from the President and Chief Executive Officer of Visa Europe which is set out on pages 3 to 10 of this document and which recommends you to vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below. Your attention is also drawn to the Notice of Extraordinary General Meeting on pages 11 and 12 of this document and the Form of Proxy which accompanies this document.

Notice of an Extraordinary General Meeting of Visa Europe Limited to be held at the Stanhope Hotel, 9 Rue du Commerce, B–1000 Brussels at 10:00 a.m. on 21 September 2007 is set out at the end of this document. A Form of Proxy for use at the Extraordinary General Meeting accompanies this document and, to be valid, should be completed, signed and returned so as to be received by Visa Europe Limited as soon as possible but, in any event, so as to arrive no later than 10:00 a.m. on 19 September 2007. Completion and return of a Form of Proxy will not prevent members from attending and voting in person should they wish to do so.

Your attention is also drawn to the drafts of the amended Memorandum of Association of Visa Europe and the new Articles of Association of Visa Europe, the Option Agreement, and the draft new Part F of the Membership Regulations of Visa Europe, which are appended as Appendices 1, 2 and 3 to this document. These documents relate to the matters on which you are being asked to vote in the Resolutions and you should read them carefully.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown in this document are Brussels times unless otherwise stated

Latest time and date for receipt of Forms of Proxy	10:00 a.m. 19 September 2007

Extraordinary General Meeting	10:00 a.m. 21 September 2007

This document is required to be filed with the U.S. Securities and Exchange Commission (“SEC”) and for that reason the following legend must be inserted in this document:

Additional information and where you can find it:

In connection with the proposed restructuring described herein, Visa Inc. has filed documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. Members should read the proxy-statement-prospectus and relevant documents filed or to be filed with the SEC because they contain important information. Members may obtain copies of any of these documents, free of charge, at the website maintained by the SEC (www.sec.gov) or from Visa Inc. Investor Relations at PO Box 8999, San Francisco, California 94128-8999, USA.

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LETTER FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF VISA EUROPE

(incorporated in England and Wales under the Companies Act 1985 with registered number 5139966)

1 Sheldon Square

London W2 6TT

28 August 2007

To Members

Dear Member

Proposed Adoption of New Articles of Association and Alteration of the Memorandum of Association

1	Introduction

As you may be aware, on 11 October 2006 Visa International announced that it intended to restructure its organisation in order to create a new public global corporation called Visa Inc.

Under the proposed restructuring, Visa Inc. will be created through a series of mergers involving Visa Canada, Visa USA and Visa International, which includes the operating regions of Asia Pacific; Latin America and the Caribbean; and Central and Eastern Europe, Middle East and Africa. The reorganisation will result in a new global corporation, Visa Inc., which will initially be owned by Visa members. After the mergers are complete, Visa Inc. intends to commence planning for an initial public offering (“IPO”) of Visa Inc. on a major stock exchange.

Visa Europe will remain a distinct entity, which is owned and governed by its members and will operate as a licensee of Visa Inc. under an exclusive, perpetual and irrevocable licence (the “Licence”).

We believe at this critical stage of its development, Europe needs a collaborative approach. By understanding and aligning the needs of our members we can create the conditions for growth at the collective, market level. By offering a highly responsive, commercially-minded service, we can also serve the business needs of individual banks – partnering with you to deliver value creating payment solutions.

In effect, we can be regarded, by banks and regulators alike, as the European payments system which:

•	is owned and governed by European institutions;

•	is fully committed to the creation of the Single Euro Payments Area or “SEPA”;

•	is focused on the delivery of innovative, value-creating payment solutions;

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•	is free to develop products (such as V PAY) which leverage European investments; and

•	owns and operates its own processing capability.

Our commitment to making SEPA is a reality. Since 1 January 2007, one year ahead of the deadline, we have been fully compliant with the SEPA requirements for cards. Furthermore, Visa Europe has developed V PAY, a debit card specifically designed for Europe. V PAY allows banks that issue domestic-only debit cards to converge easily to SEPA-compliant products that can be used across Europe. Our focus is now to help our member banks and make SEPA a reality for all European consumers and businesses. We are in a strong position to do this as our unique structure makes Visa Europe the only truly pan-European payment systems organisation.

We believe that this new structure will make us a stronger, more responsive and more flexible organisation, which is uniquely positioned – competitively, organisationally and legally – to meet the future needs of your business, whilst at the same time ensuring global interoperability.

The Board unanimously approved the recommendation for the restructuring. As a member of Visa Europe, you are not required to approve the restructuring and you will not be asked to do so.

2	Background to and reasons for the adoption of new Articles of Association

In order to implement, and as a consequence of, the restructuring, a number of amendments are required to be made to the existing Articles and, for the sake of simplicity, it is proposed that new Articles be adopted in their entirety. In addition, certain other amendments are also being proposed for practical reasons and as a result of the enactment of the Companies Act 2006 and other recent UK legislation.

An explanation of the various amendments being proposed is set out below.

2.1	Enforcement of the Option Agreement

As mentioned above, as part of the restructuring, Visa Europe will remain an independent European owned association. The European business currently constitutes approximately 30 per cent. of the global Visa business on a card sales volume basis. Visa International is only prepared to agree that the Licence be exclusive, perpetual and irrevocable if Visa Inc. is granted an option to buy back the European business in the event of a catastrophic decline in POS and ATM acceptance in the Visa Europe Territory.

Accordingly, the Board agreed to a call option over the shares in Visa Europe in favour of Visa Inc., which will be exercisable in the event of an unremedied degradation in the European business in excess of certain thresholds which are specified in the Option Agreement (the “Call Option”). The Board also negotiated a put option in favour of Visa Europe, pursuant to which the members of Visa Europe would be required to sell their Shares to Visa Inc., were the Board to determine at any point in the future following the IPO of Visa Inc. that it was in the best interests of the members of Visa Europe to join the global corporation (the “Put Option”).

The Call Option may be exercised by Visa Inc., subject to certain conditions, at any time following the later to occur of an IPO of Visa Inc.’s class A common stock or the date of certain triggering events that result in an unremedied and catastrophic degradation in the European business.

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The triggering events referred to above will occur if, at any time:

(a)	there is a decline of 25 per cent. or greater in the number of merchants (measured on “merchant name” and not a number of outlets basis) in the Visa Europe Territory that accept Visa-branded products for the processing of payment transactions (expressed as a percentage of the total number of merchants within the Visa Europe Territory that accept general purpose payment cards for the processing of payment transactions) and such rate of decline (which shall not have been primarily and directly the result of actions, policies, prices, directives or rules of Visa Inc. or any of its subsidiaries) is at least twice as much as both:

(i)	the average rate of any decline in the number of merchants (measured on “merchant name” and not a number of outlets basis) in the Visa Europe Territory that accept general purpose payment cards for the processing of payment transactions, and

(ii)	if, but only if, the average rate of merchant acceptance of Visa-branded general purpose payment cards has declined, in the aggregate, outside of the Visa Europe Territory, the average rate of any decline in the number of merchants (measured on “merchant name” and not a number of outlets) outside the Visa Europe Territory that accept Visa-branded general purpose payment cards for the processing of payment transactions; and

(b)	there is a decline of 45 per cent. or more in the number of automatic teller machines, or ATMs, (measured on a number of outlets basis) within the Visa Europe Territory that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions, (expressed as a percentage of the total number of ATMs within the Visa Europe Territory) which Visa Inc. refers to as the ATM acceptance rate, where such decline in the ATM acceptance rate (which shall not have been primarily and directly the result of actions, policies, prices, directives or rules of Visa Inc. or any of its subsidiaries) is equal to or greater than twice:

(i)	the average rate of any decline in the number of ATMs (measured on a number of outlets basis) within the Visa Europe Territory that accept general purpose payment cards for the processing of credit and debit transactions; and

(ii)	if, but only if, the average rate of ATM acceptance of Visa-branded general purpose payment cards is declining, in the aggregate, outside of the Visa Europe Territory, the average rate of decline in the number of ATMs (measured on a number of outlets basis) outside of the Visa Europe Territory that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions; and

(c)	either (i) Visa Europe has failed to deliver and implement a remediation plan within six months after the later to occur of any of the circumstances described above, or (ii) Visa Europe has implemented a remediation plan but the decline in the merchant acceptance rate and ATM acceptance rate has not been stopped prior to the date that is twelve months after the implementation of the remediation plan.

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The Put Option and the Call Option have been included in a single document, the “Option Agreement”, a copy of which is attached as Appendix 2.

In order to be effective, the Option Agreement has to be binding on every member of Visa Europe, i.e. all of the shares in Visa Europe have to be transferred to Visa Inc. on any exercise of either the Call Option or the Put Option.

A number of alternatives were considered, ranging from the implementation of a scheme of arrangement to the granting of an option over the assets of Visa Europe Services Inc. to requiring each individual member of Visa Europe to sign the Option Agreement or to grant a power attorney for another person to sign the Option Agreement on its behalf.

However, all of these options had significant tax disadvantages for the Visa Europe members or would have been logistically difficult to achieve.

Having carefully considered all the options, the Board determined that Visa Europe should enter into the Option Agreement with Visa Inc. and that the current Articles should be amended to:

(a)	include a provision whereby the members, inter alia: (i) authorise the entry by Visa Europe, or any Director from time to time authorised by Visa Europe, on their behalf into the Option Agreement; (ii) approve any future amendment of the Option Agreement by Visa Europe, or any Director from time to time authorised by Visa Europe; (iii) approve the Board’s right to exercise the Put Option or to respond to Visa Inc.’s exercise of the Call Option on their behalf for the purposes of transferring to Visa Inc. all of the Shares held by the Visa Europe members; and (iv) approve the transfer of the Shares by the Board as attorney or agent on behalf of the members—see new Article 30.1;

(b)	include an obligation on each member, following any exercise of the Put Option or the Call Option to execute: (i) a transfer form in relation to its Share; (ii) a deed of warranty stating that the member holds its Share absolutely and that its Share is transferred free from all liens and with full title guarantee; (iii) a deed of indemnity where it has lost its share certificate; and (iv) where the Option Exercise Price (as defined in the new Articles) may comprise publicly tradable stock of Visa Inc., a lock-up agreement in respect of any such publicly tradable stock of Visa Inc. received as consideration for its Share—see new Article 30.3;

(c)	give the Directors authority, by way of a power of attorney or agency arrangement, to transfer its Share following any exercise of the Put Option or the Call Option, including the power to sign all such documents and take all such other action on behalf of that member as may be required to transfer its Share, to give effect to the terms of the Option Agreement and to cause Visa Inc. to be registered as holder of its Share—see new Article 30.4;

(d)	enable the Option Exercise Price to be received by such person or persons as the Board may determine on trust or as nominee for the members, if necessary, and to provide for the Option Exercise Price to be distributed among the members in accordance with the terms of the Membership Regulations and the Articles—see new Articles 12.4 and 30.5; and

(e)	include an indemnity from each member in favour of the Directors for any claims, demands, costs, damages and expenses howsoever arising consequent

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upon the proper exercise of the Directors powers pursuant to Article 30 — see new Article 30.6.

The Membership Regulations will be amended to include a new provision (Part F) allowing the Board to distribute the Option Exercise Price to the Visa Europe members in accordance with such formula as shall have been determined by the Board prior to the time of any exercise of either the Put Option or the Call Option.

Any exercise of the Put Option must be approved by at least four-fifths of the total membership of the Board.

A copy of the Option Agreement is attached as Appendix 2. A copy of Part F of the draft Membership Regulations is attached as Appendix 3.

2.2	Other consequential changes as a result of the restructuring and for practical reasons

As a result of the restructuring, Visa Europe will remain independent from Visa Inc. Following the change in the corporate structure of the Visa organisation, many of the provisions of the existing Articles will be outdated and will need to be removed or amended. For example, Article 69 currently provides that Visa International has a right to appoint a director of Visa Europe and Article 88 currently provides for the “operation and development of Visa International’s programmes within the EU Region”. These will no longer be applicable following the restructuring and, as such, these references have been deleted.

Members are currently obliged to comply with the Visa International Operating Regulations, the Visa Europe Regional Operating Regulations and the Visa International By-Laws. As a result of the restructuring, a new set of rules and regulations will have to be drawn up for Visa Europe with which members will have to comply. Therefore, references in the existing Articles to compliance with the aforementioned documents will be replaced by reference to the Visa Europe Operating Regulations and the Global Rules.

The Visa Europe Operating Regulations and the Global Rules have yet to be finalised. The purpose of the Global Rules is to preserve the interoperability and integrity of the Visa System and Licensed Marks worldwide (as such terms are defined in the new Articles), and the scope of the Global Rules is limited to rules designed for this purpose. Visa Inc. will be responsible for any changes to the Global Rules, but it will not be able to require Visa Europe or its members to adopt a new rule or rule change that does not have a positive financial return for Visa Europe and its members, unless Visa Inc. pays the implementation costs and expenses associated with such rule change. It is expected that the Visa Europe Operating Regulations will incorporate many of the existing provisions of the existing Visa International Operating Regulations and the Visa Europe Regional Operating Regulations.

Under the current Articles, where a vacancy arises amongst the elected directors, the Board must, within 60 days of the vacancy arising, arrange for the holding of a special election to fill the vacancy. This means that, should a vacancy arise 70 days before the biennial election of directors, the Company would be required to hold an election 10 days prior to the biennial election and another election just 10 days later. The current Articles have therefore been amended to provide that where such a vacancy arises within 150 days of a biennial election, no election need be arranged by the Board unless one is

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specifically requested by a member entitled to vote in such special election, more than 60 days prior to the relevant biennial election.

The definition of “Service Fees” has been amended in order to explicitly state that acquiring and ATM volumes are included. This has always been the case and the amendment is therefore clarifying what has always been done in practice.

2.3	Changes as a result of the Companies Act 2006

The Articles of Visa Europe were originally drafted to take advantage of the Electronic Communications Act 2000, which allowed companies to communicate with their members by electronic means. The electronic communication regime has been enhanced and revised through Schedule 5 of the Companies Act 2006 and the Articles have been amended to reflect these changes.

2.4	Changes as a result of the Companies (Audit, Investigations and Community Enterprise) Act 2004

In April 2005, the Companies (Audit, Investigations and Community Enterprise) Act 2004 came into force. This Act, among other things, widened the scope of the indemnity which companies are permitted to give to their directors and officers. The Act allows a company to indemnify its directors and officers against any liability incurred by them to any person (other than the company and its associated companies) in connection with any negligence, default, breach of duty or breach of trust in relation to that company. The Act also allows a company to provide its directors and officers with funds to cover the costs incurred by them in defending legal proceedings against them (provided such funds are repaid in the event the defence proceedings are unsuccessful).

The Board feels that the provision of appropriate indemnities and the funding of directors’ and officers’ defence costs as they are incurred or to be incurred, as permitted by this law, is fair and reasonable protection for the Directors and officers.

See new Article 124 for the text of this indemnity.

3	Background to and reasons for the Amendment of the Memorandum of Association

The current Memorandum refers to one of the objects of Visa Europe as being to, inter alia, administer Visa International’s programs throughout the EU Region. This is no longer one of the purposes of Visa Europe and thus the Memorandum is to be amended.

4	Terms of the Option Agreement

A copy of the Option Agreement is set out as Appendix 2 to this document. The principle amendment being proposed to the existing Articles relates to this agreement and you are recommended to read it. It is a relatively short document and contains important provisions such as the trigger events for the Call Option, when the Put Option may be exercised and the price to be paid by Visa Inc. for the Shares on any exercise of the Put Option or the Call Option.

There follows a summary of the main terms of the Option Agreement. This summary does not purport to be comprehensive and may not address issues that may be of importance to you. Your attention is therefore drawn to the full text of the Option Agreement contained in Appendix 2.

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4.1	Exercise of the Call Option

See paragraph 2.1 above.

4.2	Exercise of the Put Option

The Put Option may be exercised by Visa Europe at any time after the earlier of: (i) 365 days after the date of the consummation of an IPO of Visa Inc. or (ii) 605 days after the closing date of Visa Inc’s restructuring.

4.3	Option Exercise Price

The price at which both the Call Option and the Put Option are exercisable is tied to a formula based on Visa Europe’s financial performance and the value of Visa Inc.’s common stock. If the Call Option or the Put Option is exercised prior to the date that is three years after the consummation of the IPO of Visa Inc., Visa Inc. will have the option to deliver the Option Exercise Price entirely in cash or a portion in cash and a portion (as determined by reference to a formula contained in the Option Agreement) in Visa Inc.’s publicly traded common stock. Where a portion of the Option Exercise Price is delivered in Visa Inc.’s publicly traded common stock, the stock will not be transferable for an average of 2-3 years.

If the Call Option or the Put Option is exercised after the date that is three years after the consummation of the IPO of Visa Inc., Visa Inc. must deliver the Option Exercise Price entirely in cash.

4.4	Exclusion of certain assets

Visa Europe in its sole discretion may determine whether or not to transfer to Visa Inc. some or all of its non-core Visa assets on any exercise of the Put Option or the Call Option, as the case may be.

4.5	No IPO of Visa Europe

Visa Europe has agreed that Visa Europe will not, prior to the Put Option or the Call Option being exercised, conduct an IPO of any capital stock of Visa Europe unless the Visa Europe business of authorising, clearing and settling payments transactions branded under the Visa marks and those rights, assets, operations and properties that are solely used in or solely related to conducting the foregoing business would be transferred back to Visa Europe or a subsidiary thereof prior to any consummation of the Put Option or the Call Option, as the case may be.

5	Extraordinary General Meeting

Adoption of the new Articles and amendment of the Memorandum is conditional upon member approval being obtained at the Extraordinary General Meeting. Accordingly, you will find set out at the end of this document a notice convening an Extraordinary General Meeting to be held at the Stanhope Hotel, 9 Rue du Commerce, B–1000 Brussels at 10:00 a.m. on 21 September 2007 at which the Resolutions (which are special resolutions) will be proposed to approve the adoption of the new Articles and to amend the Memorandum of Association.

6	Action to be taken

A Form of Proxy for use at the Extraordinary General Meeting accompanies this document. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as

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soon as possible and in any case so as to be received by Visa Europe Limited at, if sent by mail, P.O. Box 39662, London W2 6WH or, if sent by courier, Visa Europe Legal, 1 Sheldon Square, London W2 6TT, no later than 10:00 a.m. on 19 September 2007. The return of a Form of Proxy will not prevent you from attending the meeting and voting in person if you wish.

7	Recommendation

The Directors consider the adoption of the new Articles and the amendment to the Memorandum to be in the best interests of the members as a whole and unanimously recommend members to vote in favour of the Resolutions.

Yours faithfully

/s/ Peter Ayliffe
Peter Ayliffe President and Chief Executive Officer

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VISA EUROPE LIMITED

Incorporated in England and Wales under The Companies Act 1985 with registered number 5139966

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Visa Europe Limited (the “Company”) will be held at the Stanhope Hotel, 9 Rue du Commerce, B–1000, Brussels on Friday 21 September 2007 at 10:00 a.m. to consider and, if thought fit, pass the following resolutions, which will be proposed as special resolutions.

Special resolutions

1	THAT, subject to and immediately upon the Global Restructuring Agreement between, inter alia, the Company and Visa Inc. becoming or being declared wholly unconditional (other than as regards any condition relating to the execution of the Option Agreement or the adoption or effectiveness of the Articles of Association), the regulations contained in the print of the Articles of Association produced to the meeting and initialled by the Chairman for the purposes of identification, be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association.

2	THAT, subject to and immediately upon the Global Restructuring Agreement between, inter alia, the Company and Visa Inc. becoming or being declared wholly unconditional (other than as regards any condition relating to the execution of the Option Agreement or the adoption or effectiveness of the Articles of Association), Visa Europe Limited’s memorandum of association be altered by deleting sub-clause 3.1 and replacing it with the following new sub-clause 3.1:

3.1	To authorise and establish policies and promulgate rules and regulations regarding the administration, operation and development of Visa and non-Visa programmes, any other payment systems, information technology, card and other systems and platforms for data processing and payment authorisation, clearing and settlement and, in particular:

3.1.1	to administer through and for its Members a worldwide and European payments system or systems involving, but not limited to, the provision of all forms of financial services and data information; and

3.1.2	to solicit new Members.

By order of the Board,

/s/ Carol Walsh

Carol Walsh

Secretary

28 August 2007

Registered office:

1 Sheldon Square

London W2 6TT

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Notes:

(1)	A member of the Company (a “Member”) entitled to attend and vote at the meeting is entitled to appoint a proxy (or proxies) to attend and, on a poll, vote instead of him. A proxy need not be a Member. A proxy may not speak at the meeting except with permission from the chairman of the meeting.

(2)	A form of proxy accompanies this notice. The appointment of a proxy will not prevent a Member from attending and voting at the meeting in person.

(3)	To be effective, the instrument appointing a proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority) must be received by Visa Europe Limited at, if sent by mail, P.O. Box 39662, London W2 6WH or, if sent by courier, Visa Europe Legal, 1 Sheldon Square, London W2 6TT, not less than 48 hours before the time for holding the meeting or adjourned meeting, or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used.

(4)	Entitlement to attend and vote at the meeting will be determined by reference to the Voting List required under Article 34 of the Company’s Articles which will be made available 10 days prior to the meeting or, if the meeting is adjourned, 10 days prior to the time fixed for the adjourned meeting (as the case may be). In each case, changes to the register of members after such time will be disregarded. The numbers of votes a Member may cast at a Meeting on a poll is determined under the Company’s Articles and Membership Regulations.

(5)	A copy of the Voting List will be held for inspection at Visa Europe, 3 Rue de Luxembourg, 1000, Brussels, Belgium between 8.00 a.m. and 4.00 p.m., and an additional copy will be available for inspection during regular business hours at the Company’s headquarters at 1 Sheldon Square, London, England, in both cases commencing 10 days prior to the meeting in accordance with the Company’s Articles.

(6)	The proposal to adopt the new Articles of Association and amend the Memorandum of Association was approved by the Board on 6 July 2007.

(7)	To facilitate registration at the meeting and clarify the person entitled to cast votes on behalf of a Member at the EGM, Members are requested to send the Attendance and Nomination Form to be received by Visa Europe Limited at, if sent by mail, P.O. Box 39662, London W2 6WH or, if sent by courier, Visa Europe Legal, 1 Sheldon Square, London W2 6TT, not later than 10:00 a.m. on 19 September 2007. Attendees will be checked at the door, and the person casting votes on behalf of a Member should be registered on the check-in list, which will be compiled from the returned Attendance and Nomination Forms.

(8)	Mobile phones may not be used in the meeting hall, and cameras, tape or video recorders are not allowed in the meeting hall.

(9)	Members should note that the doors to the meeting hall will be open at 9:30 a.m.

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APPENDIX 1

DRAFT AMENDED MEMORANDUM OF ASSOCIATION AND NEW ARTICLES OF ASSOCIATION OF VISA EUROPE

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Memorandum of Association

of

Visa Europe Limited

1	The Company’s name is “Visa Europe Limited”.

2	The Company’s registered office is to be situate in England and Wales.

3	The Company’s objects are:

3.1	To authorise and establish policies and promulgate rules and regulations regarding the administration, operation and development of Visa and non-Visa programmes, any other payment systems, information technology, card and other systems and platforms for data processing and payment authorisation, clearing and settlement and, in particular:

3.1.1	to administer through and for its Members a worldwide and European payments system or systems involving, but not limited to, the provision of all forms of financial services and data information; and

3.1.2	to solicit new Members.

3.2	To establish a common fund to which Members contribute, for the purpose of meeting the expenses of carrying on the business of the Company.

3.3	To ensure that any surplus arising from that common fund will be repayable in reasonable proportions to the Members as contributors to the fund.

3.4	To carry on any other business or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company hereinbefore or hereinafter authorised or to be expedient for the mutual benefit of its Members or utilising its skills, know-how or expertise.

3.5	To subscribe, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with, any shares or other securities or investments of any nature whatsoever, and any options or rights in respect thereof or interests therein, and to buy and sell foreign exchange.

3.6	To draw, make, accept, endorse, discount, negotiate, execute and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

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3.7	To purchase or otherwise acquire for any estate or interest any property (real or personal) or assets or any concessions, licences, grants, patents, trade marks, copyrights or other exclusive or non-exclusive rights of any kind and to hold, develop and turn to account and deal with the same in such manner as may be thought fit and to make experiments and tests and to carry on all kinds of research work.

3.8	To build, construct, alter, remove, replace, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control buildings, structures or facilities of all kinds, whether for the purposes of the Company or for sale, letting or hire to or in return for any consideration from any company, firm or person, and to contribute to or assist in or carry out any part of any such operation.

3.9	To amalgamate or enter into partnership or any joint venture or profit/loss-sharing arrangement or other association with any company, firm, person or body.

3.10	To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities of any company, firm, person or body carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

3.11	To promote, or join in the promotion of, any company, whether or not having objects similar to those of the Company.

3.12	To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgages and charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue of debentures, debenture stock or other securities of any description.

3.13	To advance, lend or deposit money or give credit to or with any company, firm or person on such terms as may be thought fit and with or without security.

3.14	To guarantee or give indemnities or provide security, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by all or any such methods, for the performance of any contracts or obligations, and the payment of capital or principal (together with any premium) and dividends or interest on any shares, debentures or other securities, of any person, firm or company including (without limiting the generality of the foregoing) any company which is for the time being a holding company of the Company or another subsidiary of any such holding company or is associated with the Company in business.

3.15	To issue any securities which the Company has power to issue for any other purpose by way of security or indemnity or in satisfaction of any liability undertaken or agreed to be undertaken by the Company.

3.16	To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for shares or other securities, whether fully or partly paid up.

3.17	To procure the registration, recognition or incorporation of the Company in or under the laws of any territory outside England.

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3.18	To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any purpose which may be considered likely directly or indirectly to further the interests of the Company or of its members.

3.19

3.19.1	To establish and maintain or contribute to any pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of the Company or of any associated company, or who are or were at any time directors or officers of the Company or of any associated company, and the wives, widows, families and dependants of any such individuals; to establish and subsidise or subscribe to any institutions, associations, clubs or funds which may be considered likely to benefit any such persons or to further the interests of the Company or of any associated company; and to make payments for or towards the insurance of any such persons.

3.19.2	To establish and maintain, and to lend or contribute to, any scheme for encouraging or facilitating the holding of shares or debentures or other securities in the Company or any associated company by or for the benefit of its employees or former employees, or those of any associated company, or by or for the benefit of such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees or those of its associated companies, and (so far as for the time being permitted by law) to lend money to employees of the Company or of any associated company with a view to enabling them to acquire shares in the Company or any associated company.

3.19.3	(a) To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees or auditors of the Company, or of any associated company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any associated company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to the Company or associated company or pension fund and (b) to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability.

3.19.4	In this paragraph 3.19:

(a)	an “associated company” is any company (i) which is the Company’s holding company or (ii) in which the Company or its holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or (iii) which is in any way allied to or associated with the Company or its holding company or any of the predecessors of the Company or of such holding company, or (iv) which is a subsidiary undertaking of any other associated company; and

(b)	“holding company” and “subsidiary undertaking” have the same meanings as in the Companies Act 1985 as amended by the Companies Act 1989.

3

3.20	To distribute among members of the Company in specie or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any of the property or assets of the Company, or any proceeds of sale or other disposal of any property or assets of the Company, with and subject to any incident authorised and consent required by law.

3.21	To do all or any of the things and matters aforesaid in any part of the world, and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents, subsidiary companies or otherwise, and either alone or in conjunction with others.

3.22	To do all such other things as may be considered to be incidental or conducive to any of the above objects.

And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this Clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in any way limited by reference to any other paragraph or the order in which the same occur or the name of the Company.

4	The liability of the members is limited.

5	The Company’s share capital is €150,000 divided into 1 Subscriber Share of €10 and 14,999 Ordinary Shares of €10 each.

4

I, the Subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of Shares shown opposite my name.

Name and Address of Subscriber	Number of Shares taken by Subscriber

Lloyds TSB Bank plc 25 Gresham Street London EC2V 7HN	1 Subscriber Share

Total Shares taken:	1 Subscriber Share

Dated 27 May 2004

Witness to the above Signature:

Alastair Michie

25 Gresham Street

London

EC2V 7HN

5

The Companies Act 1985

Company Limited by Shares

VISA EUROPE LIMITED

Articles of Association

Adopted pursuant to a Special Resolution passed on [•] 2007

i

The Companies Act 1985

Company Limited by Shares

Articles of Association

Adopted pursuant to a Special Resolution passed on [•] 2007

of

Visa Europe Limited

Preliminary

1 Table A not to apply

The regulations in Table A in The Companies (Tables A to F) Regulations 1985 shall not apply to the Company.

2 Interpretation

In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

“Associate Member”	A Member who is designated as an Associate Member under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“ATM”	An automated teller machine.

“Board”	The board of directors of the Company, from time to time.

“Call Option”	The option contained in the Option Agreement giving Visa Inc. the right to purchase the entire issued share capital of the Company in specific circumstances.

“Cards”	A payment card, device or any other electronic or virtual product or account, which is capable of completing a payment transaction and is issued by a Member or Customer and bears a Licensed Mark.

“Cash Disbursement Member”	A Member who is designated as a Cash Disbursement Member under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“Competitor Board”

Any duly constituted board or other committee of any person which (a) owns or controls a payment card system or is directly or indirectly owned or controlled by an entity that owns or controls a payment card system; and (b) has been granted the power or authority to take decisions concerning, inter alia, strategy, approval of the budgets, approval of expenditure, direction of operations and adoption of any rules which are binding upon the members of such person or entity (or a region or part of such person or entity) and such entity or person poses a substantial risk of disloyal competition in favour of such other payment card system, to the detriment of the Company.

“Customer”	The financial institutions or other entities that use or offer for use Visa Products and Services in and/or outside the Visa Europe Territory under license from Visa Inc.

“Director”	A director of the Company from time to time.

“Eligible Executive”	Any of the following:

(i)	a director of a Member (other than a Group Member);

(ii)	an officer of a Member (other than a Group Member) who has the rank of Chief Executive Officer or equivalent rank;

(iii)	an employee (who reports to the Chief Executive Officer and is directly involved in the card business) of a Member (other than a Group Member) with total assets in excess of €15 billion who in the performance of his regular duties directly reports to an officer as described in (ii) above; and

(iv)	in the case of a Group Member, the chairman or a director of the Group Member, or, in addition, if a Group Member is a Subregional Group Member, its chief executive officer.

“Eligible Organisation”	Such organisation as may be deemed eligible pursuant to paragraph 1 of Part A of the Membership Regulations.

“General Counsel”	The general counsel of the Company from time to time.

“General Meeting”	A meeting of the Shareholders.

“Global Rules”	The Global Brand Rules and Global Interoperability Rules.

“Global Brand Rules”

The procedures, standards, trade mark specifications and rules as adopted or amended by Visa Inc. from time to time, relating to the interoperability or integrity of the Licensed Marks by specifying the manner in which the Licensed Marks are used.

“Global Interoperability Rules”	The policies, processes, standards and rules, as adopted and amended by Visa Inc. from time to time, relating to Interoperability and the interoperability or integrity of the Visa System.

“Globally Accepted Cards”

(a) Cards that are generally accepted around the world; (b) any additional multi-country Cards as may be mutually agreed by Visa Inc. and the Company; and (c) Cards that may be accepted around the world without requiring any changes.

“Group Member”	A Principal Member which is an organisation comprising Eligible Organisations.

“Interoperability”	Such systems compatibility as is necessary to enable transactions resulting from Globally Accepted Cards properly presented to be completed.

“Intra-Regional Multi-National V PAY Group Member”	A Member who is designated as an Intra-Regional Multi-National V PAY Group Member under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“in writing”

Written or produced by any substitute for writing (including anything in electronic form) or partly one and partly another including (but only to the extent that (a) the Directors so resolve, either generally or in relation to particular categories of document, and (b) the recipient (if not the Company) has requested or agreed) electronic communication.

“Licensed Marks”	Any trade marks licensed by Visa Inc. to the Company from time to time.

“Liens”

Liens, security interests, options, rights of first refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of property, encroachments, licenses to third parties, leases to third parties, security interests, or any other encumbrances and other restrictions or limitations on use of real or personal property or irregularities in title thereto.

“Lock-Up Agreement”	An agreement specifying, inter alia, the circumstances in which the Publicly Tradable Stock may be transferred.

“Member”	Any holder of an Ordinary Share in the Company.

“Membership Regulations”	The regulations referred to in Article 88, as in force from time to time.

“month”	Calendar month.

“Office”	The registered office of the Company for the time being.

“Operating Certificate”	The certificate supplied by each Member to the Company pursuant to Part B of the Membership Regulations.

“Option Agreement”	The option agreement among Visa Inc. and the Company expected to be entered into on or around 30 September 2007 (as may be amended from time to time).

“Option Exercise Price”	The consideration payable by Visa Inc. for the Shares, as further defined in the Option Agreement.

“Ordinary Share”	A redeemable ordinary share of €10 in the capital of the Company.

“paid”	Paid or credited as paid.

“Participant Member”	A Member who is designated as a Participant Member under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“Participation Rights”

The rights of any Member as to voting on a poll, dividends, return of capital, the Option Exercise Price on a Share Sale (and such other matters specified in these Articles), in each case as from time to time prescribed in or pursuant to the Membership Regulations.

“Permitted Sub-Licensee”

A third party who is granted (in writing) a sub-licence by a Member to use any Licensed Marks or other intellectual property pursuant to the terms of any licence agreement between the Company and such Member.

“Plus Programme Participant”	A Member who is designated as a Plus Programme Participant under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“President”	The President of the Company from time to time, as appointed pursuant to Article 97.

“Principal Member”	A Member who is designated as a Principal Member under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“Publicly Tradable Stock”

Common stock of Visa Inc. that is regularly traded on either the New York Stock Exchange or the Nasdaq National Market (or any successor exchange) or any security which is immediately convertible into such common stock.

“Put Option”	The option contained in the Option Agreement giving the Board the right, on behalf of the Shareholders, to require Visa Inc. to purchase the entire issued share capital of the Company.

“Register”	The register of Members of the Company.

“Regulations”	The Membership Regulations and the Visa Europe Operating Regulations, as amended from time to time.

“Retail Sales Volume”	In respect of each Member, the retail sales volume as determined in accordance with Part B of the Membership Regulations.

“Seal”	The Common Seal of the Company.

“Securities Seal”	An official seal kept by the Company.

“Service Fees”

The service fees, including minimum service fees, paid by a Member to the Company (or to such other person as the Board may direct) in respect of the card products, merchants, ATM and services of the Company and the location where Service Fees shall be deemed to be paid shall be the country from which the relevant cards are issued or the location of the merchant or ATM acquirer.

“Shareholder”	The holder of any Shares of the Company.

“Shares”	The Ordinary Shares and the Subscriber Share.

“Share Sale”	A sale of the entire issued share capital of the Company pursuant to the exercise of the Put Option or the Call Option.

“Statutes”	The Companies Acts and every other enactment for the time being in force concerning companies and affecting the Company.

“Subregion”	A subregion of the Visa Europe Territory, as defined in Article 61 (Directors for Subregions).

“Subregional Group Member”	A Group Member which represents a number of Eligible Organisations in a particular country which is also a Subregion.

“Subscriber”	The subscriber to the Memorandum and Articles of Association of the Company.

“Subscriber Share”	The subscriber share of €10 in the capital of the Company.

“Subscriber Shareholder”	The person holding the Subscriber Share.

“these Articles”	These Articles of Association, as from time to time altered.

“Total Fees”

The aggregate of all fees paid to the Company (or to such other person as the Board may direct) in the relevant period and, in relation to each Member, the aggregate of all fees paid by (or on behalf of) that Member in the relevant period.

“TravelMoney Issuer”	A Member who is designated as a TravelMoney Issuer under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“United Kingdom”	The United Kingdom of Great Britain and Northern Ireland.

“Visa Cash Programme Participant”	A Member who is designated as a Visa Cash Programme Participant under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“Visa Europe Operating Regulations”	The Visa Europe operating regulations referred to in Article 89, as adopted by the Board, as in force from time to time.

“Visa Europe Territory”	The area comprising:

(i)	the following countries: Andorra, Austria, Bear Island, Belgium, Bulgaria, Channel Islands, Cyprus, Czech Republic, Denmark, Estonia, Faeroe Islands, Finland, France (including départments d’outre-mer et territories d’outre-mer or “DOM –TOMs”), Germany, Gibraltar, Greece, Greenland, Hungary, Iceland, Ireland, Isle of Man, Israel, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Monaco, the Netherlands, Norway, Poland, Portugal, Romania, San Marino, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom and Vatican City;

(ii)	any military bases, embassies or diplomatic consulates of the above jurisdictions which are located outside of the Visa Europe Territory and excluding any military bases, embassies or diplomatic consulates located in the Visa Europe Territory of those jurisdictions which are located outside of the Visa Europe Territory;

(iii)	any jurisdiction which, after the date of adoption of these Articles, becomes a full member state of the European Union; and

(iv)	any other country, territory or possession which the Board, by a majority of at least 75 per cent. of the votes of all of the Directors for the time being, resolves be part of the Visa Europe Territory.

“Visa Inc.”	Visa Inc., a corporation organised and existing under the laws of the State of Delaware.

“Visa System”	The information technology and other systems and platforms for global data processing and payment authorisation, clearing and settlement used by the Company and Visa Inc.

“Voting Fees”	In relation to each Member, the Voting Fees as determined in accordance with Part C of the Membership Regulations.

“V PAY Group Member”	A Member who is designated as a V PAY Group Member under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“V PAY Member”	A Member who is designated as a V PAY Member under Article 4.2 (Admission to Membership) and as described in Part A of the Membership Regulations.

“year”	Financial year of the Company.

The expression “Secretary” shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

The expression “officer” shall include a Director, manager and the Secretary, but shall not include an auditor.

The expression “shareholders’ meeting” shall include both a General Meeting and a meeting of the holders of any class of shares of the Company.

All such of the provisions of these Articles as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” shall be construed accordingly.

The expressions “hard copy form”, “electronic form” and “electronic means” shall have the same respective meanings as in the Company Communications Provisions.

The expression “Company Communications Provisions” shall have the same meaning as in the Companies Acts.

The expression “Companies Acts” shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

The expression “address” shall include any number or address used for the purposes of sending or receiving notices, documents or information by electronic means or by means of a website.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

Subject as aforesaid any words or expressions defined in the Companies Acts shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

A Special or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

Membe rship

3	Composition of Membership

3.1	The Shareholders shall comprise the Subscriber Shareholder and such other persons as the Board shall permit to become Members pursuant to these Articles and the Regulations.

3.2	Any Eligible Organisation may apply to become a Member of the Company. Application shall be made in such form as the Board may from time to time prescribe.

4	Admission to Mem bership

4.1	The Board shall decide, in its sole discretion (having regard to the terms of Part A of the Membership Regulations), whether to accept or reject any application for membership of the Company. Any such decision shall be made by resolution of the Board approved by a majority of the votes of the Directors present. In deciding to accept any application, the Board may attach to its acceptance such terms and conditions as it thinks fit.

4.2	Each person admitted as a Member of the Company shall be designated by the Board as one of the following categories of Member: Principal Member, Associate Member, Participant Member, Group Member, TravelMoney Issuer, Cash Disbursement Member, V PAY Member, V PAY Group Member, or Intra-Regional Multi-National V PAY Group Member and may also be designated by the Board as one or both of a Plus Programme Participant or a Visa Cash Programme Participant or such other category of Member as the Board shall determine pursuant to the Membership Regulations.

4.3	Each person admitted as a Member of the Company agrees to be bound by and to comply with, inter alia, these Articles of Association, the Regulations and the Global Rules.

5	S ubscription for Ordinary Share

Where the Board decides to accept an application for membership of the Company, the Board shall require the applicant to subscribe for one Ordinary Share at par. Upon issue of that Ordinary Share, the applicant shall become a Member of the Company.

6	Issue of Subscriber Share

Articles 3 to 5 shall not apply to the issue of the Subscriber Share.

7	Termination Events

Membership of the Company shall be terminable upon the occurrence of any of the following events (each a “Termination Event”):

7.1	the expiry of notice in writing by a Member of its desire to terminate its membership of the Company (the period of such notice to be not less than 180 days);

7.2	a resolution of the Board, approved by a majority of at least three-quarters of the votes of the Directors present, that a Member be removed from the Company for good cause (which expression shall include, without limitation, any event, act or omission so described in paragraph 6 of Part A of the Membership Regulations); and

7.3	the occurrence of any other event, act or omission which is stated in the Membership Regulations as a ground for automatic termination of membership of the Company.

8	Effect of Termination Event

With effect from the occurrence of a Termination Event in relation to any Member whose membership of the Company has been terminated:

8.1	the Member shall not be entitled to attend or vote at General Meetings of the Company or meetings of the holders of Ordinary Shares;

8.2	any Director who is an Eligible Executive of the Member shall not be entitled to attend or vote at any meeting of the Board;

8.3	the Member shall not be entitled to participate in any dividend whose distribution is declared, or resolved upon, following the occurrence of a Termination Event (and any dividend which would otherwise be payable to the Member may be retained by the Company and applied in or towards satisfaction of the liabilities of the Member to the Company and the balance, if any, shall be paid to such Member);

8.4	the Member shall continue to abide by the terms of confidentiality imposed on it by the Company;

8.5	the Member shall pay all relevant fees up to the date of the termination of its membership; and

8.6	the Member shall be financially responsible for (a) all Visa transactions related to it and (b) the cancellation of all Cards issued by it.

9	Redemption of Ordinary Shares

9.1	Subject to the Statutes, within 30 days following the occurrence of a Termination Event in relation to any Member, the Company shall give notice in writing to the Member specifying:

9.1.1	the date fixed for redemption of the Ordinary Share held by the Member (being not less than 7 nor more than 42 days following the date of service of such notice);

9.1.2	the place at which the certificate for the Ordinary Share is to be presented for redemption;

9.1.3	in a case within Article 7.2 (Termination Events), the reasons for the termination; and

9.1.4	upon the date so fixed for redemption, the Member shall be bound to deliver to the Company at the place so specified the certificate for the Ordinary Share (or an express indemnity in a form satisfactory to the Company in the case of any certificate found to be missing) in order that the same may be cancelled. Upon such delivery the Company shall pay to the Member the amount paid up (or credited as paid up) on the Ordinary Share together with any premium paid on its issue.

9.2	If the Company is not permitted by the Statutes to make the redemption of the relevant Ordinary Share(s) within the time period referred to in Article 9.1, the Company shall redeem such Ordinary Share(s) as soon as possible following such period as it shall lawfully be permitted to do pursuant to the Statutes. If more than one Ordinary Share is to be redeemed in accordance with this Article 9.2 in circumstances where, due to the Statutes, not all of such Ordinary Shares can be redeemed simultaneously, the Company shall redeem the Ordinary Shares in the same order as the relevant Termination Events occurred in relation to such Ordinary Shares.

10	Subscriber Share

Articles 7 to 9 shall not apply to the Subscriber Share.

Share Capital

11	Amount of share capital

The share capital of the Company at the date of the adoption of these Articles is €150,000 divided into 14,999 Ordinary Shares of €10 each and one Subscriber Share of €10. The Ordinary Shares and the Subscriber Share shall constitute separate classes of shares.

12	Ordinary Shares

12.1	The Ordinary Shares shall confer the rights and be subject to the limitations set out in these Articles.

12.2	Any dividend or other distribution which the Company may determine to distribute shall be paid to the Members pro rata to their respective Participation Rights as the Board shall determine in accordance with Part D of the Membership Regulations.

12.3	Upon a return of capital on a winding-up of the Company or otherwise (but not upon a redemption or purchase by the Company of its share capital), the assets of the Company available for distribution to its Members shall be applied:

12.3.1	Firstly, in paying to the holders of the Ordinary Shares pari passu with the holder of the Subscriber Share a sum equal to:

(a)	the amount paid up (or credited as paid up) on the Ordinary Shares; and

(b)	any premium paid on issue thereof.

12.3.2	Secondly, in distributing the balance (if any) to the Members pro rata to their respective Participation Rights as the Board may determine in accordance with Part E of the Membership Regulations.

12.4	Upon a Share Sale, the Option Exercise Price shall be applied:

12.4.1	Firstly, in paying to the holders of the Ordinary Shares pari passu with the holder of the Subscriber Share a sum equal to:

(a)	the amount paid up (or credited as paid up) on the Ordinary Shares; and

(b)	any premium paid on issue thereof.

12.4.2	Secondly, in distributing the balance of the Option Exercise Price (if any) to the Members pro rata to their respective Participation Rights as the Board may from time to time determine in accordance with Part F of the Membership Regulations.

12.5	The Ordinary Shares shall entitle only those holders thereof with Participation Rights in respect of voting on a poll (as the Board may determine in accordance with Part C of the Membership Regulations) to receive notice of and to attend and vote at every General Meeting of the Company. On a show of hands, the holders of each Ordinary Share with such Participation Rights who are present in person or by a duly authorised representative shall have one vote. On a poll, each Member shall have such number of votes as accords to their respective Participation Rights as the Board may determine in accordance with Part C of the Membership Regulations.

12.6	Each Ordinary Share shall, subject to the provisions of the Statutes, be redeemable at the option of the Company upon the terms and in the manner set out in Article 9 (Redemption of Ordinary Shares).

13	Subscriber Share

13.1	The Subscriber Share shall confer the rights and be subject to the limitations set out in these Articles.

13.2	The Subscriber Share shall not confer any right to participate in any dividend or other distribution which the Company may determine to distribute.

13.3	Upon a Share Sale, the holder of the Subscriber Share shall be entitled to receive out of the Option Exercise Price, pari passu with the holders of the Ordinary Shares, a sum equal to the amount paid up (or credited as paid up) on the Subscriber Share and any premium on issue thereof, but shall not be entitled to any further amount of the Option Exercise Price.

13.4	Upon a return of capital on a winding-up of the Company or otherwise (but not upon a redemption or purchase by the Company of any of its share capital), the holder of the Subscriber Share shall be entitled to receive out of the assets of the Company available for distribution to its Shareholders, pari passu with the holders of the Ordinary Shares, a sum equal to the amount paid up (or credited as paid up) on the Subscriber Share and any premium on issue thereof, but shall not be entitled to any further participation in those assets.

13.5	The Subscriber Share shall entitle the holder thereof to receive notice of, attend and speak at, but not to vote at, any General Meeting of the Company, save in circumstances where the Subscriber Share is the only Share in issue, in which case the holder of such Subscriber Share shall be entitled to receive notice of, attend, speak and vote at any General Meeting of the Company.

13.6	The Subscriber Share shall not be redeemable.

13.7	The Subscriber Share shall not confer any right to participate in (a) any offer or invitation by way of rights or otherwise to subscribe for additional shares in the Company, or (b) any issue of bonus shares.

14	Increase of share capital

The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, Liens, transfer, transmission, forfeiture and otherwise.

15 Consolidation, subdivision and cancellation

15.1	The Company may by Ordinary Resolution:

15.1.1	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

15.1.2	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

15.1.3	subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

15.2	Whenever as a result of a consolidation or subdivision of shares any Shareholders would become entitled to fractions of a share, the Directors may, on behalf of those Shareholders, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those Shareholders, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

16	Purchase of own shares

Subject to the provisions of the Statutes, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares).

17	Reduction of capital

Subject to the provisions of the Statutes, the Company may by Special Resolution reduce its share capital, share premium account, capital redemption reserve or other undistributable reserve in any way.

Shares

18	Rights attaching to shares on issue

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the holder are, liable to be redeemed.

19	Dir ectors’ power to allot

19.1	Subject to Section 80 of the Companies Act 1985, all unissued shares shall be at the disposal of the Directors and they may allot, grant options over or otherwise dispose of them to such persons, at such times, and on such terms as they think proper.

19.2	Subject to any previous or future elective resolution which is in force at the relevant time, as passed pursuant to Section 80A of the Companies Act 1985 and pursuant to and in accordance with Section 80 of the Companies Act 1985:

19.2.1	the Directors shall be generally and unconditionally authorised to exercise during the period of five years (or such other period or indefinite period as is stated in any relevant elective resolution which is in force at the relevant time, as passed pursuant to Section 80A of the Companies Act 1985) from the date of adoption of these Articles all the powers of the Company to allot relevant securities up to an aggregate nominal amount of €149,990; and

19.2.2	by such authority, the Directors may make offers or agreements which would or might require the allotment of relevant securities after the expiry of such period.

19.3	Section 89(1) of the Companies Act 1985 shall not apply to the allotment by the Company of equity securities.

19.4	Words and expressions defined in or for the purposes of the said Section 80 or the said Section 89 shall bear the same meanings in this Article.

20	Trust etc. interests not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

Share Certificates

21	Issue of share certificates

Every person (except a person to whom the Company is not required by law to issue a certificate) whose name is entered in the Register shall upon the issue to him of a share in the capital of the Company be entitled without payment to a certificate therefor within two months (or such longer period as the terms of issue shall provide) after allotment.

22	Form of share certificates

Every share certificate shall be executed by the Company in such manner as the Directors may decide (which may include use of the Seal (or Securities Seal) and/or manual or facsimile signatures by one or more Directors) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing Shares of more than one class.

23	Joint holders

In the case of a share held jointly by several persons in certificated form, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

24	Replacement of share certificates

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the holder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

Variation of Righ ts

25	Manner of variation of rights

25.1	All or any of the rights attached to any class of shares in the Company may be varied or abrogated:

25.1.1	in the case of the Ordinary Shares, with the sanction of an extraordinary resolution passed on a poll at a separate meeting of the holders of the Ordinary Shares entitled to vote at a General Meeting, or with the written consent of the holders of the Ordinary Shares representing not less than three-quarters of the votes which may be cast on such a poll; or

25.1.2	in the case of the Subscriber Share, with the written consent of the holder thereof.

All the provisions of these Articles as to General Meetings of the Company shall apply mutatis mutandis to any separate General Meeting mentioned in Article 25.1.1 above except that the quorum at an adjourned separate General Meeting shall be one holder present in person or by proxy representing any number of votes.

26	Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by (a) the creation or issue of further shares of any other class or (b) the purchase or redemption by the Company of any of its own Shares.

Transfer of Shares

27	Transferability

No Share shall be transferable or assignable, whether by sale, consolidation, merger or otherwise, except as expressly provided in these Articles or the Regulations, unless the Board, by a majority of at least three-quarters of the votes of the Directors present at any quorate meeting of the Board, approves the transfer to another institution that is eligible to be a Member under Part A of the Membership Regulations.

28	Form of transfer

Any transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

29	Merger

In the event of the consolidation or merger of two or more Members that results in the liquidation or dissolution of one or more of them, the surviving Member shall, if approved by the Board (by a majority of at least three-quarters of the votes of the Directors present), have all the rights (including voting rights) and be subject to all the duties and obligations previously attributed to the non-surviving separate Member(s). In such circumstances, the Ordinary Share(s) of the non-surviving Member(s) shall be redeemed by the Company in accordance with Article 9 (Redemption of Ordinary Shares).

30	Share Sale

30.1	Each Shareholder authorises the entry by the Company, or any Director from time to time authorised by the Company, on its behalf into the Option Agreement in respect of its Share, the giving by the Company of the representations and warranties contained therein, the vesting of the power in the Board to exercise the Put Option or respond to the exercise of the Call Option on its behalf in respect of its Share, any amendment by the Company, or any Director from time to time authorised by the Company, on its behalf of the Option Agreement and, in any case, the transfer by the Company, or any Director from time to time authorised by the Company, on its behalf, of its Share to Visa Inc. pursuant to the exercise of the Put Option or the Call Option, as the case may be.

30.2	In the event of the Put Option or the Call Option being exercised in accordance with the terms of the Option Agreement, the Board shall give written notice to each Shareholder requiring it to transfer its Share free from Liens to Visa Inc. and shall provide to each Shareholder with such notice the following documents:

30.2.1	a form of transfer for its Share;

30.2.2	a deed of warranty stating that the Shareholder holds the Share absolutely and that the Share is transferred free from all Liens and with full title guarantee;

30.2.3	a deed of indemnity in favour of Visa Inc. for a lost or destroyed share certificate; and

30.2.4	where applicable and where the Option Exercise Price is to be, at least in part, Publicly Tradable Stock, a Lock-Up Agreement.

30.3	Following the giving by the Board of a written notice to the Shareholders under Article 30.2, each Shareholder shall be obliged, within 14 days of the date on which such notice is given, to deliver up to the Board the following documents:

30.3.1	the form of transfer for its Share referred to in Article 30.2.1 above, duly executed by the Shareholder;

30.3.2	the deed of warranty referred to in Article 30.2.2 above, duly executed by the Shareholder;

30.3.3	the original certificate for the Share held by it, save that where the Shareholder is unable to locate the certificate for the Share, the Shareholder shall deliver the deed of indemnity referred to in Article 30.2.3 above, duly executed by the Shareholder; and

30.3.4	where applicable, the Lock-Up Agreement referred to in Article 30.2.4 above, duly executed by the Shareholder.

30.4	Notwithstanding Articles 30.2 and 30.3, each Shareholder hereby appoints any Director (acting individually) to be its true and lawful attorney or, in the alternative, its agent, as of the date that notice of exercise of the Put Option or the Call Option (as the case may be) is served in accordance with the terms of the Option Agreement, with full power and authority in its name and on its behalf to:

30.4.1	deliver and execute copies of the documents described in Article 30.2 above; and

30.4.2	execute all such documents and take all such other action on behalf of that Shareholder as may be considered necessary by the Board to transfer its Share and otherwise to give effect to the terms of the Option Agreement and cause Visa Inc. to be registered as the holder of its Share.

30.5	Each Shareholder acknowledges and agrees that the Board may designate a legal entity to receive its share of the Option Exercise Price on bare trust absolutely or as nominee for that Shareholder and distribute it to that Shareholder in accordance with its absolute entitlement under these Articles and Part F of the Membership Regulations.

30.6	Each Shareholder hereby undertakes to ratify and confirm whatever any Director shall cause to be done by virtue of and in accordance with this Article 30 and to indemnify and keep indemnified such Director against all claims, demands, costs, damages and expenses howsoever arising consequent upon the proper exercise of all or any of the powers contained in this Article 30.

30.7	The appointment referred to in Article 30.4 shall be irrevocable and is given by way of security for the performance of the obligations of the relevant Shareholder under these Articles.

General Meetings

31	Nature of General Meetings

All general meetings other than Annual General Meetings shall be called Extraordinary General Meetings.

32	Convening of General Meetings

The Board or the President may call General Meetings when they think fit or on a requisition of Shareholders in accordance with the Statutes. Upon written request of a majority in number of the Directors for the time being or at least three Members holding at the date of deposit of the request Ordinary Shares carrying not less than 10 per cent of the voting rights of the Members that could be cast on a poll vote of the Members, the President or the Secretary shall, within four weeks of receipt of the request, proceed to convene an Extraordinary General Meeting for a date not later than 12 weeks after the request. Any such request must state the purpose or purposes of the proposed meeting.

Notice of General Meetings

33	Notice of General Meetings

Any Annual General Meeting and any Extraordinary General Meeting shall be called by 21 days’ notice in writing at the least, but not more than 45 days’ notice. The period of notice shall be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all Shareholders who have Participation Rights in respect of voting on a poll Provided that the Company may determine that only those persons who have Participation Rights in respect of voting on a poll and who are entered on the Register at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice and Provided also that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a)	in the case of an Annual General Meeting, by all the Shareholders entitled to attend and vote thereat; and

(b)	in the case of an Extraordinary General Meeting, by a majority in number of the Shareholders having a right to attend and vote thereat, being a majority together holding not less than 90 per cent in nominal value of the Shares giving that right.

34	Contents of notice of General Meetings

34.1	Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a Shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a Member of the Company.

34.2	The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, the notice shall contain a statement to that effect.

34.3	In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

34.4	The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

35	Voting List

At least 10 days before every General Meeting the Secretary shall prepare a list of all Shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each such Shareholder and the number of votes which (subject to Article 49 (Restriction on voting in particular circumstances)) it may cast on a poll at the meeting. Such list shall be made available for inspection by each such Member for a period of at least 10 days prior to the meeting (either in the city where the meeting is to be held and/or at the venue for the meeting, in each case as specified in the notice of meeting and/or on the Company’s website) and throughout the meeting itself.

Proceedings at General Meetings

36	Chairman

At any General Meeting the Chairman of the Directors, failing whom a Deputy Chairman, failing whom any Director present and willing to act and, if more than one, chosen by the Directors present at the meeting, shall preside as chairman. If no Director is present within five minutes after the time appointed for holding the meeting and willing to act as chairman, the Shareholders present and entitled to vote shall choose one of their number to be chairman of the meeting.

37	Quorum

No business shall be transacted at any General Meeting unless a quorum is present. A quorum shall be at least 15 in number of the Shareholders entitled to vote at the meeting present in person or by proxy.

38	Lack of quorum

If within 15 minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such day, time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine.

39	Adjournment

39.1	The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or sine die, not less than seven days’ notice of the adjourned meeting shall be given in accordance, mutatis mutandis, with Articles 33 and 34 (Notice of General Meetings and Contents of notice of General Meetings).

40	Notice of adjourned meeting

Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

41	Amendments to resolutions

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special or Extraordinary Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

Voting

42	Demand for poll

42.1	At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before a resolution is put to the vote on a show of hands, or on the declaration of the result of the show of hands) demanded by:

42.1.1	the chairman of the meeting; or

42.1.2	not less than three Members present in person or by proxy and entitled to vote; or

42.1.3	a Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting.

42.2	A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

43	Procedure on a poll

A poll shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers (who need not be Members) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

44	Voting on a poll

On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

45	Timing of poll

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Votes of Share holders

4 6	Votes attaching to shares

Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares, on a show of hands every Shareholder entitled to vote who is present in person shall have one vote and on a poll every Member who is present in person or by proxy shall have such number of votes as corresponds to such Member’s Participation Rights. When a quorum is present at any General Meeting, any question brought before such meeting, unless the question is one which by express provision of the Statutes, these Articles or the Regulations a different vote is required, in which case such express provision shall govern and control the decision of such question, shall be decided by a majority of votes cast.

47	Votes of joint holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

48	No Chairman’s casting vote

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have.

49	Restriction on voting in particular circumstances

No Member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a shareholders’ meeting or to exercise any other right conferred by membership in relation to shareholders’ meetings if:

(a)	any call or other sum presently payable by him to the Company in respect of that share remains unpaid; or

(b)	any of the Service Fees payable by the Member remain unpaid more than two months following the due date for payment; or

(c)	the voting rights of such Member are suspended pursuant to Article 92.1.2 (Members’ violations of Articles/Regulations/Global Rules); or

(d)	the resolution proposed concerns such Member’s removal; or

(e)	such Member is otherwise not entitled to vote pursuant to the Articles or the Membership Regulations.

50	Validity and result of vote

50.1	No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

50.2	Unless a poll is taken a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

Proxies and Corporate Representatives

51	Proxy need not be a Shareholder

A proxy need not be a Shareholder of the Company.

52	Form of proxy

The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(a)	in the case of an individual, must either be signed by the appointor or his attorney or authenticated in accordance with Article 120 (Signature of authentication of documents sent by electronic means); and

(b)	in the case of a corporation, must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 120 (Signature of authentication of documents sent by electronic means).

Any signature on, or authentication of, such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 120 (Signature of authentication of documents sent by electronic means) on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid.

53	Deposit of appointment of proxy

The appointment of a proxy must be received at such address or one of such addresses (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no address is so specified, must be left at the Office) not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. The appointment shall, unless the contrary is stated thereon, be valid as well for any adjournment as for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

54	Rights of proxy

A proxy shall have the right to demand or join in demanding a poll but no further right to speak at the meeting, except with the permission of the chairman of the meeting.

55	Revocation of proxy

A vote cast or demand for a poll made by proxy shall not be invalidated by the revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice in writing of such revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

56	Corporations acting by representatives

Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any shareholders’ meeting. A copy of such authority shall be deposited with the Secretary at the Office. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

57	Members’ written resolution

A resolution in writing executed by or on behalf of each Member who would have been entitled to vote upon it if it had been proposed at a General Meeting at which he was present shall be as effectual as if it had been passed at a General Meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more Members. If such a resolution in writing is described as a Special Resolution or as an Extraordinary Resolution or as an Elective Resolution, it shall have effect accordingly.

Dire ctors

58	Number of Directors

Subject as hereinafter provided the Directors shall not be less than 17 nor more than 24 in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

59	Elections of Directors

59.1	Elections of Directors shall be held in every other year starting in 2005 (each an “Election Year”).

59.2	No later than 1 January of each Election Year, the Secretary of the Company shall notify those Principal Members who have a right to appoint a Director pursuant to Article 60 (Appointment of Directors by Principal Members).

59.3	Principal Members that are entitled to appoint a Director pursuant to Article 60 (Appointment of Directors by Principal Members) shall, by no later than 15 February of that Election Year, notify the President or General Counsel in writing of the name of the Director so appointed. Any such Principal Member that fails to make such appointment shall be deemed to have waived its right to make such an appointment.

59.4	The remaining Directors of the Board shall be elected under the direction of the President prior to 1 May of each Election Year in accordance with Article 62 (Election of Directors from

Subregions). Elected and appointed Directors shall, subject to the terms of these Articles, serve from 1 May of each Election Year until 30 April of the next Election Year. In the event of a failure to elect a Director to the Board, the Board shall appoint the Director at its next meeting.

60	Appointment of Directors by Principal Members

For the purposes of the biennial election of Directors referred to in Article 59 (Elections of Directors), each Principal Member shall be entitled to appoint one Director if such Principal Member has accounted for 5 per cent (or such other percentage as the Board may from time to time determine by a majority of at least three-quarters of the votes of the Directors present at any quorate meeting of the Board) or more of the total Voting Fees paid by all Members in the Visa Europe Territory in the year ending 30 September in the year immediately preceding such biennial election of Directors. Any individual appointed by such Principal Member (including any individual appointment as a replacement Director pursuant to this Article) may be replaced by written notice to the Board given by such Principal Member, provided that such replacement Director shall only hold such position until the next biennial election (or their earlier replacement).

61	Directors for Subregions

For the purposes of the biennial election of Directors referred to in Article 59 (Elections of Directors), the Visa Europe Territory shall be subdivided into subregions, such subregions to be determined in accordance with the Membership Regulations (each a “Subregion”).

62	Election of Directors from Subregions

62.1	Those Members who would be entitled to vote at a General Meeting of the Company, other than a Member entitled to appoint a Director pursuant to Article 60 (Appointment of Directors by Principal Members) (each an “Electing Shareholder”), from each Subregion shall (subject to Article 67 (Qualification of Directors)) be entitled to elect a number of Directors that, when added to the number of Directors appointed by the Members of such Subregion entitled to appoint a Director under Article 60 (Appointment of Directors by Principal Members), results in one Director being appointed for every 7.5 per cent (or fraction thereof) (or such other percentage (or fraction thereof) as the Board may from time to time determine by a majority of at least three-quarters of the votes of the Directors present at any quorate meeting of the Board) that the total Voting Fees paid by the Members in such Subregion represents for the year ending 30 September preceding the biennial election of the Board of the total Voting Fees paid by all Members in the Visa Europe Territory, provided that no Subregion shall be entitled to elect more than five Directors (or such other number of Directors as the Board may from time to time determine by a majority of at least three-quarters of the votes of the Directors present at any quorate meeting of the Board).

62.2	Save as mentioned in Article 62.3 below, in relation to each Subregion, each Electing Shareholder from the relevant Subregion shall be entitled to such number of votes as correspond to the total Voting Fees paid by such Electing Shareholder (as compared to the total Voting Fees paid by all other Electing Shareholders from such Subregion and entitled to vote).

62.3

If a Subregion (not being a Subregion whose sole Electing Shareholder is a Group Member) is entitled to elect more than two Directors, one of such Directors shall be elected by those Principal Members from that Subregion which are neither entitled to appoint their own Director (under Article 60 (Appointment of Directors by Principal Members)) nor have had elected one of their Eligible Executives as a Director and each such Electing Shareholder shall be entitled to one vote each. The person receiving the highest number of votes shall be elected.

62.4	If any vacancy available to be filled by way of biennial election in relation to a Subregion is not so filled, the Board may, subject to Article 67 (Qualification of Directors) appoint any person to fill such vacancy. Any person so appointed shall hold office for the same period as if he had been elected by biennial election.

62.5	Written nominations and ballots shall be used in voting on the election of the Board.

63	Vacancy amongst elected Directors

63.1	If any vacancy shall arise amongst the Directors elected in accordance with Article 62 (Election of Directors from Subregions), the Board shall, within 60 days of the vacancy arising, arrange for the holding of a special election to fill the vacancy, save that where such a vacancy arises within 150 days prior to the biennial election of the Directors, no special election need be arranged by the Board unless a person entitled to vote in such special election so requests by notice in writing to the Board. Such notice must be given more than 60 days prior to such biennial election.

63.2	As regards any such special election:

63.2.1	the persons entitled to vote shall be those Electing Shareholders operating in the Subregion (as established for the purposes of the immediately preceding biennial election) to which the vacancy relates;

63.2.2	the provisions of Article 62.2 shall apply;

63.2.3	no person shall be elected in contravention of Article 67 (Qualification of Directors); and

63.2.4	the election shall otherwise be conducted in accordance with the procedures established by the Board.

63.3	If the vacancy is not filled at the special election, the Board may, subject to Article 67 (Qualification of Directors), appoint any person to fill the vacancy.

63.4	Any person so elected or appointed shall hold office for the remainder of the period for which his predecessor in office was elected or appointed.

64	Provision of inaccurate information

Where in the opinion of the Board the appointment or election of any Director is materially affected by the inaccuracy of information provided by any Member to the Company in such Member’s Operating Certificate, such Director shall vacate office. The Board may, subject to Article 67 (Qualification of Directors), appoint any person to fill the vacancy or may arrange for the holding of a special election to fill the vacancy (and the provisions of Article 63.2 (Vacancy amongst elected Directors) shall apply to any such election). Any person appointed or elected under this Article shall hold office for the remainder of the period for which his predecessor in office was appointed or elected.

65	Strategically significant country directors

The Board may from time to time and by majority vote appoint as Directors up to two Eligible Executives of Members with a view to developing the business of the Company in countries which, in the opinion of the Board, are of strategic significance. Any such Director may be removed from office by resolution of the Board. Such Directors shall (i) be directors or officers of Principal Members having their principal place of business within the strategically significant country and otherwise comply with Article 67 (Qualification of Directors), (ii) be recommended by the President and (iii) have all of the rights and obligations of a Director, including the right to vote. Members within a strategically significant country may not be represented by more than one Director. If a Director is elected or appointed to the Board in accordance with Articles 60 to 64, such Director shall not be eligible to be elected to the Board pursuant to this Article 65.

65A	Independent Directors

65A.1	The Board may from time to time appoint a number of independent directors (“Independent Directors”) to the Board for such period as the Board may decide. Each appointment shall require an affirmative vote of at least two-thirds of the Directors present at such Board meeting. An Independent Director shall have all of the rights and obligations of a Director, including the right to vote.

65A.2	The eligibility criteria for such Independent Directors shall be adopted by the Board on an affirmative vote of at least three-quarters of the Directors present at such Board meeting.

65A.3	All references to Directors shall include Independent Directors except for Articles 59, 60, 61, 62, 63, 64, 65, 67, 82, 83 and 84.

66	Retiring Director eligible for reappointment/re-election

Any Director retiring at the expiry of his term of office shall be eligible, subject to Article 67 (Qualification of Directors), for re-appointment or re-election.

67	Qualification of Directors

67.1	No person may hold office under Article 60 (Appointment of Directors by Principal Members) unless he is an Eligible Executive of his appointor.

67.2	No person may hold office under Articles 62 (Election of Directors from Subregions) or 65 (Strategically significant country directors) unless he is an Eligible Executive of a Member entitled to vote in his election.

67.3	No two or more persons may hold office under any of Articles 60 to 65 if they are Eligible Executives of the same Member (not being a Group Member). If such circumstances do arise, all but one of such Directors shall vacate office in accordance with procedures established by the Board.

67.4	Except as otherwise set out in the Membership Regulations, a Member that has an officer, director or employee sitting on the Board may not have an officer, director or employee sitting on a Competitor Board.

68	President

The President of the Company shall be appointed pursuant to Article 97 (President). The President shall be a Director of the Company.

69	Advisers

The Board may from time to time appoint up to three individuals to serve as advisers (“Advisers”) to the Board for such period as the Board may decide (not exceeding one year from the date of the meeting of the Board next following their respective appointments). Each appointment shall require an affirmative vote of at least two-thirds of the Directors present at such Board meeting. Such Advisers shall not be Directors but, by invitation of the Board, may attend and speak, but not vote, at meetings of the Board. Any person appointed as an Adviser may be removed from that position by resolution of the Board.

70	Vacation of office events

The office of a Director shall be vacated if:

70.1	he ceases to be a Director by virtue of any provision of the Act or he becomes prohibited by any applicable law from being a Director; or

70.2	he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

70.3	he is, or may be, suffering from mental disorder and an order is made by a court having jurisdiction (in any country) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

70.4	he resigns his office by notice in writing to the Company; or

70.5	pursuant to Article 67 (Qualification of Directors), he ceases to be eligible to hold office; or

70.6	he is an Eligible Executive of a Member whose membership ceases pursuant to Article 7 (Termination Events); or

70.7	the Board so resolves in accordance with Article 64 (Provision of inaccurate information).

71	Directors’ and Advisers’ fees

71.1	The ordinary remuneration of the Directors shall be determined from time to time by the Directors.

71.2	As determined from time to time by the Board, the Directors and Advisers may be paid compensation and expenses of attending meetings of the Board and committees thereof. No such payment shall preclude any Director or any Adviser from serving the Company in any other capacity and receiving compensation therefor.

72	Other remuneration of Directors

Any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise and/or may receive such other benefits as the Directors may determine.

73	Directors’ expenses

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or of any committee of the Directors or shareholders’ meetings or otherwise in connection with the business of the Company.

Meetings and Proceedings of Directors

74	Convening of meetings of Directors

74.1	Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. The Board shall meet at least three times in each financial year. At any time the Chairman may, and the Secretary at the request of the Chairman shall, summon a meeting of the Directors. Each such meeting shall require at least 14 days’ notice in writing to be given to the Directors entitled to attend such meetings. Any Director may waive notice of any meeting and any such waiver may be retroactive.

74.2	Special meetings of the Board may be called by the Chairman or President on 10 days’ notice to each Director, such notice to be given either personally, in writing or by telephone. Special meetings shall also be called by the Chairman or President or Secretary in like manner and on like notice on the written request of six or more Directors. Any such special meetings shall be held at such place and time as the Chairman or President may specify.

75	Quorum

The quorum necessary for the transaction of business of the Directors shall be a majority of all the Directors for the time being entitled to attend and vote at meetings of the Board. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. If a quorum shall not be present at any meeting of the Board, those Directors present may adjourn the meeting from time to time without notice until a quorum is present.

76	Chairman

76.1	The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

76.2	If at any time there is more than one Deputy Chairman, the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the other Directors present at such meeting.

77	Voting

77.1	Except as otherwise expressly stated in these Articles, questions arising at any meeting of the Directors shall be determined by a majority of votes of the Directors present at the meeting,

save that the following decisions must be approved by at least three-quarters of the Directors present at the meeting and entitled to vote:

(a)	the imposition of fines or penalties on Members; and

(b)	the institution of bi-annual procedures in connection with the appointment of Directors.

77.2	Decisions relating to the exercise of the Put Option must be approved by at least four-fifths of the total membership of the Board.

77.3	Directors shall be entitled to one vote each. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

78	Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then (a) any two Members or (b) the holder of the Subscriber Share when such share is the only Share in issue, may summon a General Meeting for the purpose of appointing Directors.

79	Written resolutions

A resolution in writing of all the Directors entitled to vote thereon shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the same or similar form.

80	Validity of proceedings

All acts done by any meeting of Directors, or of any committee or sub-committee of the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee or sub-committee and had been entitled to vote.

81	Telephone board meetings

The Directors shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other throughout that meeting. Such a meeting shall be deemed to take place where the largest group of Directors participating is assembled or, if there is no such group, where the Chairman of the meeting then is.

Directors’ Interests

82	Directors may have interests

Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)	may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

(c)	may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as auditor) and be remunerated therefor; and

(d)	shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

83	Restrictions on voting

83.1	Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

83.2	Subject to the provisions of the Statutes, a Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

83.2.1	any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him within the meaning of the Companies Acts) does not have an interest (as that term is used in Part 22 of the Companies Act 2006) in one per cent or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances); and

83.2.2	any proposal concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors.

83.3

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 83.2.1 above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

83.4	If a question arises at any time as to the materiality of a Director’s interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed.

84	Directors’ interests – general

For the purposes of the two preceding Articles:

(a)	a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such contract, transaction or arrangement of the nature and extent so specified;

(b)	an interest of a person who is connected as such expression is defined in the Companies Acts with a Director shall be treated as an interest of the Director; and

(c)	an interest (whether of his or of such a connected person) of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Committees of the Directors

85	Appointment and constitution of committees

85.1	The Directors may, by a resolution passed by at least 75 per cent of the total membership of the Board, delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of four or more Directors and (if thought fit) one or more other named person or persons to be co-opted as hereinafter provided. Insofar as any such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. The quorum for any committee (or sub-committee) meeting shall be a majority of the entire committee (or sub-committee). Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee but so that (a) the number of members who are not Directors shall be less than three-quarters of the total number of members of the committee or sub-committee and (b) no resolution of the committee or sub-committee shall be effective unless a three-quarters majority of the members of the committee or sub-committee present throughout the meeting are Directors.

85.2	Notwithstanding the generality of Article 85.1, the Board may delegate to a management committee (the “Executive Management Committee”) (comprising the President, Executive Vice Presidents and such other officers of the company as may be designated by the President in writing) (i) the power to adopt or amend the Visa Europe Operating Regulations, provided the principles thereof have been previously approved by the Board or any committee thereof, and (ii) any other power the Board may decide to delegate to such Executive Management Committee from time to time by a three-quarters vote. All decisions of such Executive Management Committee are to be decided by a two-thirds vote.

86	Proceedings of committee meetings

The meetings and proceedings of any such committee or sub-committee (other than the Executive Management Committee) shall be governed mutatis mutandis by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article. Each committee or sub-committee shall keep regular minutes of its meetings and regularly report the same to the Board.

Powers of Directors

87	General powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article. Without limitation, the Board shall:

87.1	be authorised to establish policies and promulgate rules and regulations regarding the administration (including, but not limited to, the admission, termination, change of class and conditions of membership and/or ownership of any organisation headquartered in the Visa Europe Territory) and to operate and develop Card programmes within the Visa Europe Territory that are consistent with the Visa Europe Operating Regulations and the Global Rules;

87.2	ensure that products, services and systems of the Members conform, within the Visa Europe Territory, to the standards and specifications established by Visa Inc. in agreement with the Company for such products, services and/or systems, if any;

87.3	use its best efforts to promote the products, services and/or systems of the Company throughout the Visa Europe Territory;

87.4	be authorised to enforce the Visa Europe Operating Regulations and the Global Rules against the Members; and

87.5	be authorised and directed to make an election under U.S. Treasury Regulation section 301.7701-3 for the Company to be classified other than as an association for U.S. federal income tax purposes, with the consequence that it will be disregarded as an entity separate from its owner for periods when it has only one owner and treated as a partnership for periods when it has at least two owners.

88	Membership Regulations

88.1	The Board (or a duly authorised committee of the Board) shall adopt Membership Regulations concerning:

88.1.1	the matters referred to in these Articles as being the subject of such Membership Regulations; and

88.1.2	such matters (not being inconsistent with the Articles) relating to the rights and obligations of Members, including their authority to use products or programmes of the Company, as the Board may determine, and, subject to Article 88.2, may amend such Membership Regulations from time to time.

88.2	No such adoption or amendment shall be valid unless approved at a Board meeting (or a meeting of a duly authorised Committee of the Board) by a majority of at least three-quarters of the votes of all of the Directors present at such meeting.

89	Visa Europe Operating Regulations

The Board (or a duly authorised committee of the Board) may adopt Visa Europe Operating Regulations concerning the operations and activities of the Company and its Members and may amend such Visa Europe Operating Regulations from time to time. No such adoption or amendment shall be valid unless it is approved at a Board meeting (or a meeting of a duly authorised committee of the Board) by a majority of at least two-thirds of the votes of the Directors present at such meeting.

90	Membership Regulations and the scope of the Visa Europe Operating Regulations

The Regulations may provide, amongst other things, for all or any of the following:

(a)	the payment of fees by each Member to the Company, and the terms of such payment (and so that different fees, and different terms, may apply to different Members) provided that the amounts and terms of any Service Fees shall only be adopted upon the affirmative votes of at least three-quarters of the Directors present at any quorate meeting of the Directors;

(b)	the payment of penalties for late payment or non-payment of any fees;

(c)	the payment of penalties for breaches of the Visa Europe Operating Regulations or the Global Rules;

(d)	the provision to the Company of Operating Certificates and other information relating to each Member and its operations;

(e)	the maintenance by each Member of records relating to such Operating Certificates or other information.

91	Availability of the Regulations

91.1	A copy of the Regulations and the Global Rules and of every amendment thereto shall be made available to every Member at such cost as the Board may determine.

91.2	Each Group Member shall procure that each of its own members shall observe all the provisions of the Regulations as if each such member were a Member.

92	Members’ violations of Articles/Regulations/Global Rules

92.1	The Board may delegate to a committee established pursuant to Article 85 (Appointment and constitution of committees) (comprising directors including the President) the power to determine whether any Member is in violation of the Articles, the Regulations or the Global Rules. In the event of any such determination:

92.1.1	the Secretary shall give the Member concerned written notice specifying the violation; and

92.1.2	the Board, by a majority of at least three-quarters of the votes of the Directors present, may impose such fines or other penalties (including suspension of such Member’s voting rights) in respect of the violation as may be prescribed by the Regulations or the Global Rules (as the case may be).

92.2	Any Member aggrieved by a determination of the committee may appeal to the next meeting of the Board against a fine or penalty exceeding (a) €300,000, where the Member concerned is deemed to be in wilful default of its obligations under the Articles, the Regulations or the Global Rules, or (b) €100,000 in all other circumstances. The Board may not reverse a determination of the committee unless so decided by a majority of at least three-quarters (3/4) of the votes of all the Directors for the time being.

93	Appointment of attorney

The Directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

94	Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

95	Borrowing powers

Subject to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property (present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

96	Minutes

The Directors shall cause minutes to be made in books kept for the purpose, of all proceedings of the Company, of holders of any class of shares in the Company, of the Directors and of committees established pursuant to Article 85 (Appointment and constitution of committees).

Officers

97	President

The Board shall appoint or remove a President of the Company and such number of Executive Vice Presidents of the Company as the Board may from time to time determine. Such President and Executive Vice Presidents shall be granted such powers as the Board may from time to time determine.

98	Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim that the Secretary may have for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time and on such terms as they think fit one or more Deputy and/or Assistant Secretaries.

99	Other officers

The Board may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

The Seal

100	The Seal

100.1	The Directors shall provide for the safe custody of the Seal which shall not be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

100.2	Every instrument to which the Seal shall be affixed (other than a certificate for or evidencing shares, debentures or other securities (including options) issued by the Company) shall be signed autographically by such person or persons as the Board (or a duly authorised committee of the Board) may determine, and in the absence of such determination shall be signed by one Director and the Secretary or by two Directors.

100.3	The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

100.4	Any instrument signed by one Director and the Secretary or by two Directors and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument which makes it clear on its face that it is intended to have effect as a deed shall be so signed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

Authentication of Documents

101	Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document affecting the constitution of the Company and any resolution passed at a shareholders’ meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Reserves

102	Establishment of reserves

The Directors may from time to time set aside out of the surplus of Total Fees paid by (or on behalf of) the Members of the Company and carry to reserve such sums as they think proper which shall be ultimately returned to the Members in accordance with their Participation Rights and Article 12 (Ordinary Shares) and pending such return may at the discretion of the Directors either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any such surplus. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

Dividends

103	Final dividends

The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

104	Fixed and interim dividends

If and so far as in the opinion of the Directors the surplus of Service Fees based on sales volume, Plus Programme Cards issued and/or capital fees paid by (or on behalf of) the Members justify such payments, the Directors may from time to time pay interim dividends of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or pari passu with those shares.

105	Distribution in specie

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash shall be paid to any Member upon the footing of the value so fixed in order to adjust the rights of Members and may vest any assets in trustees.

106	No dividend except in accordance with the Statutes

No dividend shall be paid otherwise than out of amounts available for distribution under the provisions of the Statutes.

107	Ranking of shares for dividend

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid to Members in accordance with their Participation Rights pursuant to Articles 12.2 and 13.2 (Ordinary Shares and Subscriber Share) and the Membership Regulations.

108	Manner of payment of dividends

108.1	Any dividend or other moneys payable on or in respect of a share shall be paid to the Member or to such other person as the Member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them, or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct, or (iii) by such other method of payment as the Member (or in the case of joint holders of a share, all of them) may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii) above, shall be a good discharge to the Company.

108.2	Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

108.3	The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

109	Joint holders

If two or more persons are registered as joint holders of any Share, or are entitled jointly to a Share in consequence of the death or bankruptcy of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the Share.

110	Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

111	No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

112	Retention of dividends

112.1	The Directors may retain any dividend or other moneys payable on or in respect of a Share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

112.2	The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a Member, or which any person is under those provisions entitled to transfer, until such person shall become a Member in respect of such shares or shall transfer the same.

113	Waiver of dividend

The waiver in whole or in part of any dividend on any share shall be effective only if such waiver is in writing (whether or not executed as a deed) signed or authenticated in accordance with Article 120 (Signature of authentication of documents sent by electronic means) by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

Accounts

114	Accounting records

Accounting records sufficient to show and explain the Company’s transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no Member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

115	Copies of accounts for Members

A copy of every balance sheet and profit and loss account which (subject to any previous or future elective resolution which is in force at the relevant time, as passed pursuant to Section 252 of the Companies Act 1985) is to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 21 days before the date of the meeting be sent to every Member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles Provided that this Article shall not require a copy of these documents to be sent to any Member to whom a summary financial statement is sent in accordance with the Statutes nor to more than one of joint holders nor to any person of whose postal address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

Auditors

116	Validity of Auditor’s acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

117	Auditor’s right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any Member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

Communications with Members

118	Service of notices

118.1	The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to Members by electronic means and/or including by making such notices, documents or information available on a website.

118.2	The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

118.3	Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

118.4	Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient 24 hours after it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

118.5	Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

118.6	The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

119	Joint holders

119.1	Anything which needs to be agreed or specified by the joint holders of a Share shall for all purposes be taken to be agreed or specified by all the joint holders. Where it has been agreed or specified by the joint holder whose name stands first in the Register in respect of the Share.

119.2	Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a Share may be sent or supplied to the joint holder whose name stands first in the Register in respect of the Share, to the exclusion of the other joint holders.

120	Signature or authentication of documents sent by electronic means

Where these Articles require a notice or other document to be signed or authenticated by a Member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner as may be approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such notice or other document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

121	Statutory requirements as to notices

Nothing in any of the preceding three Articles shall affect any requirement of the Statutes that any particular notice or document or information be served in any particular manner.

Winding Up

122	Directors’ power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

123	Distribution of assets in specie

If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court), subject to the Participation Rights of Members as provided for in the Membership Regulations, the Liquidator may, with the authority of an Extraordinary Resolution, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. Subject to the Participation Rights of Members as provided for in the Membership Regulations, the Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

Indemnity

124	Indemnity

124.1	Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes, every Director and officer of the Company shall be indemnified by the Company out of its own funds against: (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in Section 309A(6) of the Companies Act 1985) and (ii) any liability of the kind referred to in Sections 309B(3) or (4) of the Companies Act 1985; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Where a Director or officer is indemnified against any liability in accordance with this Article 124.1, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

124.2	Without prejudice to Article 124.1 above, the Directors shall have power to purchase and maintain insurance for or for the benefit of (i) any person who is or was at any time a Director or officer of any Relevant Company (as defined in Article 124.3 below), or (ii) any person who is or was at any time a trustee of any pension fund or employees’ share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees’ share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

124.3	For the purpose of Article 124.2 above “Relevant Company” shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.

124.4

Subject to the provisions of and so far as may be permitted by the Statutes, the Company (i) may provide a Director or officer with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in Section 337A(2) of the Companies Act 1985 and (ii) may do anything to enable a Director or officer to avoid incurring such expenditure, but so that the terms set out in Section 337A(4) of the Companies Act 1985 shall apply to any such provision of funds or other things done.

Confidentiality

125	Confidentiality

125.1	No Member shall publish, disclose, convey or distribute to any person or organisation any confidential or proprietary matters of the Company or Visa Inc., including, but not limited to, documents, ideas, products and data, without the prior written consent of the Company, except:

125.1.1	to a person or organisation which:

(i)	is rendering services to such Member with respect to its Card programme and to the extent that such disclosure is necessary to properly perform such services; or

(ii)	is a Permitted Sub-Licensee of such Member; and

(iii)	does not compete with the Company or its Members with respect to the Card programme; and

(iv)	agrees in writing to hold such matters in confidence; or

125.1.2	matters that have been publicly released by the Company or Visa Inc.

125.2	Unless this provision is in violation of any applicable law, the Company shall not publish, disclose, convey or distribute to any person or organisation any confidential or proprietary matters of any Member, including, but not limited to, documents, ideas, products and data, without the prior written consent of that Member unless, with respect to data, the data are aggregated so as not to disclose the data of any single Member.

APPENDIX 2

OPTION AGREEMENT

EXHIBIT J TO GLOBAL

RESTRUCTURING AGREEMENT

[Form of Visa Europe Put-Call Agreement]

VISA EUROPE PUT—CALL OPTION AGREEMENT

By and Among

VISA INC.

And

VISA EUROPE LIMITED

Dated as of [    ], 2007

VISA EUROPE PUT—CALL OPTION AGREEMENT

This VISA EUROPE PUT—CALL OPTION AGREEMENT (this “Agreement”), dated as of [    ], 2007 is entered into by and between (i) VISA Inc., a Delaware corporation having a registered address of business at P.O. Box 8999, San Francisco, California 94128 (“Visa Inc.”) and (ii) Visa Europe Limited, a company registered in England and Wales with its registered address at One Sheldon Square, London W2 6TT (“Visa Europe”), both on behalf of itself and on behalf of the holders of the issued shares in the capital of Visa Europe from time to time (each a “Visa Europe Shareholder”), pursuant to the authority granted by the Visa Europe Shareholders to Visa Europe under Visa Europe’s articles of association to transfer all of the shares of the Visa Europe Shareholders with respect to the matters contemplated by this Agreement.

W  I  T  N  E  S  S  E  T  H :

WHEREAS, Visa Inc., Visa Europe and the other signatories thereto have entered into a Global Restructuring Agreement, dated as of June [•], 2007 (the “Global Restructuring Agreement”); and

WHEREAS, pursuant to the Global Restructuring Agreement, it is a condition precedent to the consummation of the Restructuring Closing that the Parties shall have entered into this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree, intending to be legally bound, as follows:

1. Definitions and Interpretation. Capitalized terms used and not otherwise defined in this Agreement shall have their respective meanings as defined in Annex I to the Global Restructuring Agreement. In addition, the following terms used in this Agreement shall have their respective meanings as defined below. The interpretation provisions of Section 1.2 of the Global Restructuring Agreement shall govern this Agreement.

“Applicable Synergies Amount” shall mean an amount equal to: (i) 0% of the first $25,000,000 of the Synergies Amount, (ii) 100% of the portion of the Synergies Amount that is in excess of $25,000,000 but less than $78,000,000 and (iii) 67.97% of any portion of the Synergies Amount in excess of $78,000,000.

“Call Option Triggering Event” shall mean the occurrence of all of the following events at any time:

(a) the number of merchants (measured on a “merchant name” and not a number of outlets basis) within the Territory that accept Visa-branded products for the processing of payment transactions (expressed as a percentage of the total number of merchants within the Territory that accept general purpose payment cards for the processing of payment transactions) (the “Merchant Acceptance Rate”) shall have declined by twenty-five percent (25%) or greater during the period from the date hereof until the date of determination (and such decline shall not have been primarily and directly the result of actions, policies, prices, directives or rules of Visa Inc. or any of its Subsidiaries), and such decline in the Merchant Acceptance Rate shall be at least twice as much, from the date hereof until the date of determination, as both (i) the average rate of any decline in the number of merchants (measured on a “merchant name” and not a number of outlets basis) within the Territory that accept any general purpose payment cards for the processing of payment transactions and (ii) if, but only if, the average rate of merchant acceptance of Visa-branded general purpose payment cards has declined, in the aggregate, outside of the Territory, the average rate of any decline, from the date hereof until the date of determination, in the number of merchants (measured on a “merchant name” and not a number of outlets basis) outside the Territory that accept Visa-branded general purpose payment cards for the processing of payment transactions;

(b) the number of automatic teller machines (“ATMs”) (measured on a number of outlets basis) within the Territory that accept Visa-branded general purpose payment product cards for the processing of credit

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and debit transactions (expressed as a percentage of the total number of ATMs within the Territory) (the “ATM Acceptance Rate”) shall have declined by forty-five percent (45%) or more during the period from the date hereof until the date of determination (and such decline shall not have been primarily and directly the result of actions, policies, prices, directives or rules of Visa Inc. or any of its Subsidiaries), and such decline in the ATM Acceptance Rate shall be equal to or greater than twice: (i) the average rate of any decline in the number of ATMs (measured on a number of outlets basis) within the Territory that accept general purpose payment cards for the processing of credit and debit transactions and (ii) if, but only if, the average rate of ATM acceptance of Visa-branded general purpose payment cards is declining, in the aggregate, outside of the Territory, the average rate of any decline, from the date hereof until the date of determination, in the number of ATMs (measured on a number of outlets basis) outside the Territory that accept Visa-branded general purpose payment product cards for the processing of credit and debit transactions; and

(c) either (i) Visa Europe shall have failed to deliver and implement a Remediation Plan (as defined in Section 2(l) below) within six (6) months after the later to occur of the circumstances described in the foregoing clauses (a) and (b) or (ii) if Visa Europe shall have implemented a Remediation Plan, the decline in the Merchant Acceptance Rate and ATM Acceptance Rate shall not have been stopped prior to the date that is twelve (12) months after the implementation of the Remediation Plan.

“Competitor” has the meaning set forth in the License Agreement.

“Core Visa EU Business and Assets” shall mean the business of authorizing, clearing and settling payments transactions branded under the Visa Marks (as defined in the Framework Agreement) and those rights, assets, operations, functions, properties, Contracts, interests and entitlements of Visa Europe and its Affiliates that are solely used in or solely related to (other than a de minimis portion thereof) conducting the foregoing business, including, without limitation, (i) all payments products branded under the Visa Marks and Licensor Intellectual Property (as defined in the Framework Agreement), (ii) those other assets, properties, business, operations and functions of Visa Europe that are solely used in or solely related to (other than a de minimis portion thereof) conducting the foregoing business, including all customer contracts and licenses and agreements authorizing issuance and acquiring of cards branded under the Visa Marks in the Territory, and (iii) all Intellectual Property of Visa Europe and its Affiliates that is solely used in or solely related to (other than a de minimis portion thereof) conducting the foregoing business. For the avoidance of doubt, (i) any license permitting issuance of a card using one or more of the Visa marks or acquiring of a Visa transaction using one or more of the Visa Marks shall be deemed to be solely related to the business of authorizing, clearing and settling payments transactions branded under the Visa Marks (as defined in the Framework Agreement) and (ii) the transfer of the “Core Visa EU Business and Assets” is intended to give Visa Inc. the right to process Visa interregional transactions. Notwithstanding the foregoing, “Core Visa EU Business and Assets” shall not include the business of processing either (x) country-specific transactions or (y) transactions between different countries where all of such countries are located within the Single Euro Payment Area, in either case whether or not solely Visa-branded transactions, and all of the rights, properties, interests or other assets related thereto, to the extent (i) that such rights, properties or assets do not consist of Intellectual Property of Visa and (ii) that such business will not be conducted after the consummation of the Put Option or the Call Option, as the case may be, under the Visa Marks or using Visa Intellectual Property (other than any Visa Intellectual Property to the extent provided pursuant to the transitional arrangements contemplated by Section 2(g) hereof).

“Framework Agreement” shall mean the Framework Agreement, dated as of [    ], 2007, by and between Visa Europe and Visa Inc.

“Lock-Up Percentage” shall mean a percentage equal to 100% minus that percentage of the shares of Class C Common Stock originally received by all holders of Class C Common Stock other than Visa Europe which have either been redeemed by Visa Inc. or with respect to which either Visa Inc. has removed all transfer restrictions or such transfer restrictions shall have lapsed, such that such shares of Class C Common Stock can be

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freely transferred without restriction pursuant to the terms of the Second Restated Visa Inc. Certificate of Incorporation, as amended.

“Non-Core Business” shall mean all businesses, rights, assets, operations, functions, properties, Contracts, interests and entitlements of Visa Europe and its Affiliates other than the Core Visa EU Business and Assets, including (i) any non-Visa Marks-branded businesses or rights, assets, properties, activities, operations, functions, processes or intangibles of any nature that are used in whole or in part in or relating to conducting businesses other than the Core Visa EU Business and Assets, including Non-Branded Core Products (ii) any shares of capital stock of Visa Inc. owned by Visa Europe or any of its Affiliates and (iii) any surplus capital of Visa Europe (which shall include proceeds from the Restructuring, including any amounts received by Visa Europe in respect of a redemption of any shares of Class C Common Stock of Visa Inc. and any excess capital required for managing the Core Visa Business on an ongoing basis).

“Option Exercise Conditions” shall mean (i) Visa Europe shall on the closing date of the Call Option or the Put Option, as applicable, have full power and authority to (A) transfer (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe under its articles of association) to Visa Inc. 100% of the issued and outstanding VE Equity Securities upon an exercise of the Call Option or the Put Option and (B) execute and deliver (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe, under its articles of association) such letters of transmittal, stock powers and/or other instruments of Transfer and conveyance as may be necessary to effect such Transfer of the VE Equity Securities to Visa Inc., (ii) all consents, approvals, and actions of, or filings with and notices to any Governmental Authority necessary to permit the parties to perform their obligations hereunder shall have been duly obtained, made or given, shall not be subject to the satisfaction of any condition that has not been satisfied or waived (provided, that the party entitled to the benefit of such condition shall use its commercially reasonable efforts to satisfy, meet, or obtain a waiver of, such conditions) and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Authority for the consummation of the Put Option or the Call Option, as applicable, shall have occurred and (iii) no Law or Governmental Order of any kind shall have been enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction and then in effect which prohibits, restrains or enjoins the consummation of the Put Option or the Call Option, as applicable, or has the effect of making such consummation illegal, so long as the party against which such Law or Governmental Order shall have issued is using its commercially reasonable efforts to cause the same to be lifted, vacated or otherwise rendered of no effect.

“Option Exercise Price” shall mean a purchase price for the purchase by Visa Inc. of each issued share in the capital of Visa Europe, following an exercise of either the Call Option or the Put Option, equal to the sum of (i) the product of (I) the sum of (x) the Visa Europe Adjusted Net Income and (y) the Applicable Synergies Amount multiplied by (II) the Visa Inc Forward PE Multiple, plus (ii) the fair market value of all shares of Visa Inc common stock owned by Visa Europe or any of its Affiliates that will be acquired by Visa Inc. upon an exercise of Call Option or the Put Option, such fair market value being deemed for purposes hereof to be such number of shares of Visa Inc. common stock owned by Visa Europe or any of its Affiliates that will be owned by Visa Europe or any of its Affiliates on the date on which the Put Option Exercise Notice or the Call Option Exercise Notice is delivered, as applicable, multiplied by the average of the last quoted price per share of Visa Inc. common stock on the close of business of each of the last thirty (30) trading days immediately preceding the delivery of a Call Option Exercise Notice or a Put Option Exercise Notice, as applicable, as quoted on the primary securities exchange on which shares of Visa Inc. Common Stock are listed plus (iii) the aggregate amount of any surplus capital of Visa Europe, plus (iv) the aggregate amount actually received by Visa Europe in respect of the exercise price payable by the holders of any VE Equity Securities upon the conversion or exchange thereof for or into ordinary shares in the capital of Visa Europe, minus (v) the estimated amount of one-time costs associated with achieving the cost synergies reflected in the Synergies Amount multiplied by the Synergies Ratio, minus (vi) the aggregate amount of any indebtedness of Visa Europe to the extent incurred to generate surplus capital, dividends or other distributions to shareholders of Visa Europe, and minus (vii) without duplication, the aggregate amount of any contingent liabilities with respect to Visa Europe or the Core Visa EU

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Business and Assets. For this purpose any contingent liabilities (e.g., litigation or regulatory fines) will be included at the amount that an unaffiliated purchaser of the Transferred Business under no compulsion to act would reduce the purchase price for such Transferred Business in an arm’s length sale of the Transferred Business.

“Outside Closing Date” shall mean the date that is two hundred eighty-five (285) days after the delivery of a Call Option Exercise Notice or a Put Option Exercise Notice, as applicable.

“Publicly Tradable Stock” means common stock of Visa Inc. that is regularly traded on either the New York Stock Exchange or the Nasdaq National Market (or any successor exchange) or any security which is immediately convertible into such common stock, either upon sale or otherwise, and that may legally be disposed of immediately without further registration or similar requirements and without any governmental penalty or fine at any time on such exchange and in respect of which counsel for Visa Inc. that is reasonably acceptable to Visa Europe shall have provided to Visa Europe an opinion to the effect that such common stock shall have been duly registered under the Securities Act and may be resold without further restriction (subject to any applicable Contractual lock-up period (including any lock-up period set forth in the Restated Visa Inc. Certificate of Incorporation)). For purposes of this Agreement, the aggregate fair market value of Publicly Traded Stock transferred by Visa Inc. pursuant to the exercise of the Put Option or the Call Option shall be determined based on an assumption that such stock was disposed of in a single block trade at a price equal to the average closing price per share of Visa Inc. common stock on the primary securities exchange on which shares of Visa Inc. common stock are listed (e.g., the New York Stock Exchange) for the thirty (30) trading days preceding the delivery of a Call Option Exercise Notice or a Put Option Exercise Notice, as the case may be, less (i) such discounts (including block discount), commissions and fees as would be applicable to a block trade of Visa Inc. stock made in this manner and on the date of the delivery of the Call Option Exercise Notice or the Put Option Exercise Notice, as the case may be, and (ii) any taxes under all United States federal, state and local tax laws that would not have been incurred if the Option Exercise Price were payable solely in cash. For the avoidance of doubt, the fact that any security is subject to the transfer restrictions contained in the Amended and Restated Certificate of Incorporation of Visa Inc., in the form attached to the Global Restructuring Agreement shall not disqualify such security from classification as “Publicly Tradable Stock”.

“Put Exercise Date” shall mean that date which is the earlier to occur of (x) the date that is 365 days after the date of the consummation of the IPO and (y) the date that is 605 days after the Restructuring Closing Date.

“Retained Business” shall mean all of the business and assets of Visa Europe and its subsidiaries, other than the Transferred Business.

“Synergies Amount” shall mean the estimated fully phased in cost synergies which would solely be achievable through the contribution of the operations of Visa Europe to the net operating income of Visa Inc. (determined in accordance with GAAP), on a pro forma basis, during a twelve month period pursuant to an exercise of the Call Option or the Put Option, as applicable. For the avoidance of doubt, the Synergies Amount will include items such as the rationalization of multiple data centers.

“Synergies Ratio” shall mean a fraction, the numerator of which shall be the Applicable Synergies Amount and the denominator of which shall be the Synergies Amount.

“Territory” shall have the meaning set forth in the Framework Agreement.

“Transferred Business” means the Core Visa EU Business and Assets plus any other Non-Core Business businesses, rights, assets, properties, activities, operations, functions, processes or intangibles as Visa Europe determines are to be directly or indirectly transferred to Visa Inc. pursuant to the Put Option or Call Option, as applicable.

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“Visa Europe Adjusted Net Income” shall mean the projected sustainable net operating income of Visa Europe and its Affiliates (including Visa Europe Services, Inc.), including for the avoidance of doubt income derived under the Replacement Arrangements, determined in accordance with GAAP, as reported by the International Accounting Standards Board for the twelve (12) months starting on the next calendar quarter immediately after delivery of a Call Option Exercise Notice or Put Option Exercise Notice, as applicable; provided, however, that there shall be excluded from Visa Europe Adjusted Net Income (i) any income to the extent derived from any Non-Core Business of Visa Europe or its Affiliates that will not be directly or indirectly transferred to Visa Inc. upon an exercise of the Put Option or the Call Option, as applicable and (ii) without duplication, any costs or expenses attributable to the items described in clause (v) and clause (vii) of the definition of Option Exercise Price; provided, further, that there shall be included in Visa Europe Adjusted Net Income any income to the extent derived from any Non-Core Business of Visa Europe or its Affiliates that will be indirectly transferred to Visa Inc. upon an exercise of the Put Option or the Call Option, as applicable. If for example, the Notice were delivered on April 25th, the relevant twelve month period would be from July 1st after receipt of the Notice until June 30th of the following calendar year. The projected sustainable net income shall be calculated for Visa Europe and its Affiliates as if they were operating fully (on a non-transitional basis), using fair market value rates, under 100% ownership of Visa Inc., similar to the other regions of the Visa, but without taking into account any Synergies Amount. The projected sustainable net income for the period of determination shall (a) not be increased to give effect to the fact that the Base Amount (as defined in the Framework Agreement) will no longer be payable by Visa Europe to Visa Inc., (b) be calculated before deduction for any VAT and (c) be increased (on a pre-tax basis) by $5,000,000.

“Visa Inc. Forward PE Multiple” shall mean a fraction, the numerator of which is the average Visa Inc. price per share traded on the primary securities exchange on which shares of Visa Inc. Common Stock are listed (e.g., the New York Stock Exchange) (determined as of the close of each trading day on such securities exchange) for the thirty (30) trading days preceding delivery of a Call Option Exercise Notice or Put Option Exercise Notice, as applicable (or, if a Call Option Exercise Notice or Put Option Exercise Notice is delivered within the first thirty (30) trading days after the IPO Date, during the period from the IPO Date until the date on which the Call Option Exercise Notice or Put Option Exercise Notice is delivered) and the denominator of which is the median IBES estimate on the date prior to receipt of the Call Option Exercise Notice or Put Option Exercise Notice, as applicable, for the net income per share of Visa Inc. Common Stock for the twelve (12) months starting on the next calendar quarter immediately after delivery of a Call Option Exercise Notice or Put Option Exercise Notice, as applicable. If the relevant twelve (12) month period does not represent the fiscal year reported by Visa Inc. for which brokers make their respective annual estimates, then the estimated net income per share shall represent the proportional share of the respective median annual estimates. For example, if Visa Inc. maintains a fiscal year ended September 30th and the Put Option Exercise Notice or Call Option Exercise Notice is received on April 25th, then the net income per share would represent 25% of the median annual IBES estimate per share for the current fiscal year and 75% of the median annual IBES estimate for the next projected fiscal year. For the avoidance of doubt, the intent of the foregoing provision is to align the fiscal measurement period for the Visa Inc. Forward PE Multiple with the period used for purposes of the definition of “Visa Europe Adjusted Net Income.”

2. Put and Call Options. (a) Visa Europe, on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe, under its articles of association, hereby irrevocably grants to Visa Inc. an option (the “Call Option”), exercisable at any time following the later to occur of the IPO Date and the date of any Call Option Triggering Event, to require Visa Europe, on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe, under its articles of association, to procure the conveyance and delivery to Visa Inc. of all (but not less than all) of the shares in the capital of Visa Europe (including, without limitation, any options, warrants, preference shares or other securities that are convertible into or exchangeable for shares in the capital of Visa Europe) (collectively, the “VE Equity Securities”) issued as of the time the Call Option is exercised, for a purchase price equal to the Option Exercise Price. Visa Inc. may exercise the Call Option by delivery of a written notice to Visa Europe (such notice, a “Call Option Exercise Notice”) at any time following the later to occur of the IPO Date and the date of any Call Option Triggering

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Event and, upon delivery of a Call Option Exercise Notice, Visa Inc. shall be irrevocably and (subject to the satisfaction or waiver in writing of each of the Option Exercise Conditions) unconditionally obligated to purchase from the Visa Europe Shareholders, and Visa Europe (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe, under its articles of association) shall be irrevocably and (subject to the satisfaction or waiver in writing of each of the Option Exercise Conditions) unconditionally obligated to procure the sale, conveyance and delivery to Visa Inc., not later than the Outside Closing Date, all but not less than all of the VE Equity Securities then issued, for a purchase price equal to the Option Exercise Price, payable at the time of the closing of such sale in accordance with Section 2(i) of this Agreement.

(b) Visa Inc. hereby irrevocably grants to Visa Europe (on behalf of the Visa Europe Shareholders) an option (the “Put Option”), exercisable at any time after the Put Exercise Date, to require Visa Inc. to purchase from the Visa Europe Shareholders at the date of the sale all (but not less than all) of the VE Equity Securities issued as of the time the Put Option is exercised, for a purchase price equal to the Option Exercise Price. Visa Europe may exercise the Put Option (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe, under its articles of association) by delivery of a written notice to Visa Inc. (such notice, a “Put Option Exercise Notice”) at any time during the period in which the Put Option is exercisable and, upon delivery of a Put Option Exercise Notice, Visa Inc. shall be irrevocably and (subject to the satisfaction or waiver in writing of each of the Option Exercise Conditions) unconditionally obligated to purchase from the Visa Europe Shareholders, and Visa Europe (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe, under its articles of association) shall be irrevocably and (subject to the satisfaction or waiver in writing of each of the Option Exercise Conditions) unconditionally obligated to procure the sale, conveyance and delivery to Visa Inc., not later than the Outside Closing Date, all but not less than all of the VE Equity Securities then issued, for a purchase price equal to the Option Exercise Price, payable at the time of the closing of such sale in accordance with Section 2(i) of this Agreement.

(c) If the Call Option is exercised, the initial calculation of the Option Exercise Price (including, if applicable, the value of any Publicly Tradable Stock) shall be made by Visa Inc. and shall be set forth in the Call Option Exercise Notice. Visa Europe shall deliver to Visa Inc., within fifteen (15) days after receipt of a Call Option Exercise Notice, a written statement setting forth (i) a description in reasonable detail of any and all rights, assets, operations, functions, properties, Contracts, interests and entitlements of Visa Europe constituting Non-Core Business that Visa Europe will directly or indirectly transfer to Visa Inc. in connection with the exercise of the Call Option pursuant to Section 2(g) hereof (it being agreed that Visa Europe, at its election, may include any such Non-Core Business as part of the Transferred Business), (ii) a calculation of the Option Exercise Price (including, if applicable, the value of any Publicly Tradable Stock) after giving effect to the exclusion of the Retained Business and (iii) the name of the Visa Europe Stockholder Representative appointed pursuant to Section 2(o) hereof. If the Put Option is exercised, the initial calculation of the Option Exercise Price shall be made by Visa Europe and shall be set forth in the Put Option Exercise Notice, which shall also include (i) a description in reasonable detail of any and all rights, assets, operations, functions, properties, Contracts, interests and entitlements of Visa Europe constituting Non-Core Business which Visa Europe will include directly or indirectly in the Transferred Business in the Put Option pursuant to Section 2(g) hereof (it being agreed that Visa Europe, at its election, may include any such Non-Core Business in the Transferred Business) and (ii) the name of the Visa Europe Stockholder Representative appointed pursuant to Section 2(o) hereof.

Upon receipt of a Call Option Exercise Notice or Put Option Exercise Notice, as applicable, the parties shall, and shall cause their respective representatives to, cooperate in good faith to reach a mutually agreed determination of the rights, assets, operations, functions, properties, Contracts, interests and entitlements of Visa Europe to be included in the Transferred Business, to resolve any and all disputes with respect to whether any such rights, assets, operations, functions, properties, Contracts, interests and entitlements

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constitute Core Visa EU Business and Assets or Non-Core Business, and to determine the applicable Option Exercise Price (including the amount of the Synergies Amount and the Visa Europe Adjusted Net Income) in respect thereof as promptly as practicable, including by providing the other party with reasonably requested information with respect thereto (subject to customary confidentiality agreements), responding to reasonable requests and queries of the other party and its representatives with respect to any components thereof, and negotiating in good faith to resolve any disputes with respect thereto.

Unless the party receiving a Call Option Exercise Notice or Put Option Exercise Notice, as applicable, shall have delivered to the other party, within fifty (50) days after receipt of the Call Option Exercise Notice or Put Option Exercise Notice, a written notice (a “Notice of Objection”) objecting to the characterization of any rights, assets, operations, functions, properties, Contracts, interests and entitlements, or to the calculation of the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein) set forth in the Call Option Exercise Notice or Put Option Exercise Notice, as applicable, the information set forth in the Call Option Exercise Notice or Put Option Exercise Notice, as applicable, including the Option Exercise Price, as modified by any subsequent agreement in writing between the parties, if any, shall be conclusive and binding on the parties. Upon delivery of a Notice of Objection, the respective Chief Financial Officers of Visa Inc. and Visa Europe shall consult and cooperate in good faith in order to resolve any matters set forth in the Notice of Objection and to determine a mutually agreed calculation of the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein). In the event that such Chief Financial Officers are unable to resolve all such matters and agree upon a calculation of the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein) within twenty (20) Business Days after the delivery of a Notice of Objection, then each of Visa Inc. and Visa Europe shall, within a further ten (10) Business Days, engage an investment banking firm or other third party financial advisor of international standing (each a “Party Advisor”) and shall use their respective commercially reasonable efforts to cause their respective Party Advisors to resolve any matters remaining in dispute and render a calculation of the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein) in accordance with the terms of this Agreement within fifteen (15) days after the engagement of such Party Advisors.

If the calculation of the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein) as determined by the first Party Advisor is not greater than one hundred five percent (105%) nor less than ninety-five percent (95%) of the calculation thereof as determined by the second Party Advisor, then the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein) for purposes hereof shall be the average of such two calculations, which amount shall be conclusive and binding on the parties hereto. If the calculation of the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein) as determined by the first Party Advisor is greater than one hundred five percent (105%) or less than ninety-five percent (95%) of the calculation thereof as determined by the second Party Advisor, than the two Party Advisors shall, within a further ten (10) Business Days, acting reasonably, mutually select an investment banking firm or other third party financial advisor of international standing (and having no substantial current or past business relationship with either Visa Inc. or Visa Europe) (the “Neutral Advisor”). The parties hereto shall jointly engage the Neutral Advisor and shall use their commercially reasonable efforts to cause the Neutral Advisor to, if applicable, resolve any disputes with respect to the characterization of any rights, assets, operations, functions, properties, Contracts, interests and entitlements constitute Core Visa EU Business and Assets or Non-Core Business and to render a calculation of the Option Exercise Price in accordance with the terms of this Agreement within twenty (20) days after its engagement. Upon the determination of the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein) by the Neutral Advisor, the Option Exercise Price for purposes of this Agreement shall be the average of the two calculations of the Option Exercise Price (and/or, if applicable, the fair market value of any Publicly Tradable Stock included therein) (whether by the Neutral Advisor and either Party Advisor or by both Party Advisors) that are nearest in amount to each other, which average amount shall be conclusive and binding on the parties hereto, and the calculation thereof that is

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furthest from the other two shall be disregarded. Each party shall pay the fees and expenses of its Party Advisor and one-half of the fees and expenses of the Neutral Advisor.

If the Option Exercise Price in connection with any exercise of the Put Option by Visa Europe reflects a deduction for any contingent liability the amount of which such deduction is unacceptable to Visa Europe in its sole discretion, Visa Europe shall be entitled, by delivering a written notice to such effect to Visa Inc., to withdraw the related Put Option Exercise Notice and, as a consequence thereof, the Put Option shall be deemed not to have been exercised; provided that, notwithstanding anything to the contrary set forth herein, neither Visa Europe nor any of its successors or assigns shall be entitled to deliver another Put Option Exercise notice or otherwise exercise the Put Option for a period of two years after the date on which such Put Option Exercise Notice was withdrawn in writing. From and after the expiration of such two year period the Put Option Exercise shall again become exercisable in accordance with the terms hereof. For the avoidance of doubt, Visa Inc. shall not be required to specify in a Call Option Exercise Notice or in response to a Put Option Exercise Notice the ratio of cash to Publicly Tradable Stock to be used to pay the Option Exercise Price, and nothing contained in this Section 2(c) shall be construed as a limitation of Visa Inc.’s rights pursuant to the penultimate sentence contained in Section 2(i) hereof, subject to the limitations contained in Section 2(i).

(d) In the event that the Put Option or the Call Option is exercised at any time when the common stock of Visa Inc. is not traded on a public securities exchange, then the Put Option Exercise Notice or the Call Option Exercise Notice shall set forth a calculation of the Option Exercise Price which substitutes, in lieu of the Visa Inc. Forward PE Multiple component of the definition of Option Exercise Price, a multiple initially determined in good faith by the Board of Directors of the party delivering the Put Option Exercise Notice or Call Option Exercise Notice, as applicable, to be a fair and reasonable multiple to be applied for purposes of such definition. Any dispute with respect to the Option Exercise Price as so determined shall be resolved, in the manner provided in Section 2(c) hereof; provided, however, that, each of Visa Inc. and Visa Europe hereby expressly acknowledge and agree that each Party Advisor and, if engaged, the Neutral Advisor, shall be expressly instructed to determine a multiple, in substitution for the Visa Inc. Forward PE Multiple component of the definition of Option Exercise Price, that, in the professional judgment of such advisor as a financial advisor of international standing, based on all facts and circumstances it believes to be relevant, but, for the avoidance of doubt, excluding any liquidity or similar premium, to be a fair and reasonable multiple in the context of such definition.

(e) Prior to or contemporaneously with the consummation of Visa Inc.’s acquisition of Visa Europe following an exercise of the Put Option or the Call Option, as applicable, Visa Inc. shall grant a license or other arrangement (at prevailing market rates) to then existing Visa Europe Shareholders or other customers of Visa Europe which shall enable them to continue to participate in the Visa payments system (including, without limitation, allowing them to continue to run their “Visa”-branded card payment businesses) with the same non-financial rights to participate in the Visa payments system as prior to the consummation of the Put Option or Call Option, as applicable (the “Replacement Arrangements”), provided, however, that the foregoing shall not be construed to prohibit or restrict Visa Inc. from subsequently terminating any member or customer of Visa Europe in accordance with, or otherwise exercising any of its rights under, any applicable Contract, Law, operating regulations or other applicable policies of Visa Inc. in effect from time to time.

(f) Notwithstanding anything to the contrary contained herein, the parties hereby acknowledge and agree that it is their mutual intent and agreement that, upon Visa Inc.’s acquisition of the VE Equity Securities following an exercise of the Put Option or the Call Option, as applicable, Visa Inc. shall acquire (x) the corporate entity of Visa Europe and (y) the Core Visa EU Business and Assets and such Non-Core Business as Visa Europe determines, in its discretion, to be transferred. Accordingly, Visa Europe covenants and agrees that upon such time as the Put Option or Call Option is exercised, Visa Europe shall cause the Core Visa EU Business and Assets to be owned by Visa Europe (either directly or through a subsidiary that is to be indirectly transferred to Visa Inc. as an asset of Visa Europe), such

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that Visa Inc. shall acquire the VE Equity Securities and all of the Core Visa EU Business and Assets upon the acquisition of the VE Equity Securities. It is expressly acknowledged and agreed that Visa Europe and its Affiliates shall have the right to restructure their respective assets, businesses and corporate structure, and to make distributions or other transfers to or for the benefit of its shareholders/members of any of its assets or business that consist solely of the Non-Core Business and/or assets that do not constitute Core Visa EU Business and Assets. Visa Europe shall have the right to distribute to the Visa Europe Shareholders (or to Transfer from Visa Europe to an entity that is wholly-owned by the Visa Europe Shareholders) any Non-Core Business, and shall have the right to dividend any surplus capital to the Visa Europe Shareholders, if applicable, following an exercise of the Put Option or the Call Option, and shall be permitted to transfer any assets or personnel to entities other than Visa Europe, such that only the Core Visa EU Business and Assets, plus any Visa Inc shares and any surplus capital (other than surplus capital that has been generated by indebtedness incurred by Visa Europe) to the extent not so transferred are owned by Visa Europe and its Subsidiaries at the time of the consummation of the Put Option or the Call Option (it being understood that Visa Europe may determine in its discretion to include some or all of any Non-Core Business in the Transferred Business). Notwithstanding the foregoing, upon the exercise to the Put Option or the Call Option, (i) Visa Europe shall use commercially reasonable efforts to ensure that Visa Europe and any of its subsidiaries to be transferred have such personnel as are reasonably necessary to operate the Transferred Business, and (ii) recognizing the need for each of Visa Inc. and Visa Europe to have adequate personnel to operate their respective businesses after the closing of the Put Option or the Call Option, as the case may be, Visa Europe and Visa Inc. shall cooperate with each other with the objective of ensuring that each of their respective businesses has adequate personnel resources immediately after the exercise of the Put Option or the Call Option, as the case may be. For the avoidance of doubt, any income derived from assets or operations that are not part of the Transferred Business shall be excluded from the definition of Visa Europe Adjusted Net Income for purposes hereof (other than the Replacement Arrangements, which shall be included in such calculation).

(g) At the consummation of the Put Option or Call Option, (i) Visa Inc. shall grant to the successor entity owned by the Visa Europe Shareholders and containing the Retained Business a license of the Licensor Intellectual Property (as defined in the Framework Agreement), Licensor Derivative Works (as defined in the Framework Agreement) and New Intellectual Property (as defined in the Framework Agreement) on the same terms as such rights are licensed by Visa Inc. to Visa Europe immediately prior to the exercise of the Put Option or Call Option, as applicable, pursuant to the terms of the Framework Agreement for a duration of thirty (30) months following the date of the consummation of Put Option or Call Option, as applicable or such longer term as may be agreed (the “Transitional Period”), on commercially reasonable terms; provided that Visa Inc. shall be entitled to provide that the scope of use of such license shall be limited to uses or lines of business in existence on the date on which the Put Option or the Call Option, as the case may be, is consummated, (ii) Visa Inc. shall provide to the successor entity owned by the Visa Europe Shareholders and containing the Retained Business a transitional arrangement on commercially reasonable terms covering the Transitional Period, or such other period of time as may be mutually agreed, which such arrangements will (x) provide such services as are within the control of Visa Inc. and (y) allow such successor entity to continue to use such assets included in the Transferred Business, in each case which are necessary or useful for such successor entity to continue to operate the Retained Business in a manner substantially similar to the manner in which the Retained Business was operated prior to the consummation of the Put Option or the Call Option, as the case may be, and (iii) the successor entity owned by the Visa Europe Shareholders and containing the Retained Business, shall provide to Visa Inc. a transitional arrangement on commercially reasonable terms covering the Transitional Period, or such other period of time as may be mutually agreed, which such arrangements will (x) allow Visa Inc. to continue to use such assets of the Retained Business as are reasonably needed to allow Visa Inc. to continue to conduct the businesses transferred to Visa Inc. and (y) provide such services as are within the control of such successor entity and which may be necessary or useful to operate the Retained Business in a manner

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substantially similar to the manner in which it was operated prior to such transfer. For the avoidance of doubt, such transitional arrangements shall include provisions to be agreed upon in good faith designed to ensure that the activities by any party to such arrangements do not impair or otherwise reduce during such transitional period any component of the Visa Europe Adjusted Net Income or Applicable Synergies Amount that were used on calculating the Option Exercise Price. Any dispute between the parties with respect to the terms of any such transitional arrangements shall be governed by the provisions contained in Section 5(i) of this Agreement. Notwithstanding anything to the contrary contained in this Section 2(g), if, during the Transition Period, the Retained Business is directly or indirectly acquired by a Person that is a Competitor, the Non Core Business shall not be permitted to provide any Licensor Intellectual Property, any Licensor Derivative Works, any New Intellectual Property or any other Intellectual Property of Visa Inc. or any of its Affiliates, or any rights in respect thereof, to any Competitor at any time; provided, however, that the Retained Business, to the extent that it remains a segregable division or business unit may, notwithstanding the foregoing, continue its pre-existing use of Licensor Intellectual Property, any Licensor Derivative Works, any New Intellectual Property or any other Intellectual Property of Visa Inc. for the remainder of the Transition Period; provided, further, that neither the Retained Business nor its owners shall have any access to any source code, nor any rights to modify, maintain or sublicense, such Licensor Intellectual Property, Licensor Derivative Works, New Intellectual Property or other Intellectual Property of Visa Inc.

(h) Upon the delivery of a Put Option Exercise Notice or a Call Option Exercise Notice, as applicable, each of Visa Inc. and Visa Europe shall, subject to the parties having entered into customary and mutual non-disclosure, confidentiality and, if applicable, joint defense agreements, afford to the other party and its Representatives reasonable access, during normal business hours, to all of the properties, books, records, contracts, tax returns, officers and employees of Visa Inc. and Visa Europe, as applicable, and shall furnish to the other party, its financing sources (if applicable) and their respective Representatives, such information concerning Visa Inc., Visa Europe, and their respective Affiliates, as applicable, as such other party may reasonably request in order to complete, within sixty (60) days after delivery of the Put Option Exercise Notice or the Call Option Exercise Notice, as applicable, a due diligence investigation of the other party in connection with the exercise of the Put Option or the Call Option, as applicable.

(i) Settlement of the Call Option or the Put Option shall be made not later than the Outside Closing Date, at 10:00 A.M., prevailing New York time in the offices of Visa Inc. or at such other time and place as may be agreed among the parties. If settlement of the Call Option or the Put Option occurs prior to the date which is three years after the consummation of the IPO (the “Cash-Only Settlement Date”), then Visa Inc. shall have the option to deliver the Option Exercise Price in the form of cash (denominated in the lawful currency of the United States) or in Publicly Tradable Stock; provided that that portion of the Option Exercise Price which is deliverable in Publicly Tradable Stock shall be not more than a percentage of the Option Exercise Price equal to the Lock-up Percentage. If settlement of the Call Option or the Put Option occurs after the Cash-Only Settlement Date, then Visa Inc. shall deliver the Option Exercise Price in the form of cash (denominated in the lawful currency of the United States). Visa Inc. shall have the ability to determine, in its sole discretion, the method by which it finances the Option Exercise Price, including, without limitation, the ratio of cash to Publicly Tradable Stock (subject to the limits set forth herein) and the method or methods by which it obtains any necessary cash component of the Option Exercise Price. In the event of any dispute between the parties with respect to the fair market value of any Publicly Tradable Stock proposed by Visa Inc. to be issued in payment of any portion of the Option Exercise Price (to the extent permitted by this Section 2(i)) such dispute shall be subject to resolution pursuant to the provisions of Section 2(c) hereof.

(j) Each of Visa Inc. and Visa Europe agrees to furnish to the other, promptly upon request (provided that neither party shall be entitled to make such a request more than one time per annum, and subject to the requesting party entering into customary confidentiality and non-disclosure arrangements with respect to the information to be provided) such party’s Merchant Acceptance Rates and ATM

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Acceptance Rates. Each party shall have the right to retain an expert of its choice (an “Evaluator”) to audit the Merchant Acceptance Rate and ATM Acceptance Rate data provided by the other party hereto, provided that such Evaluator shall enter into a customary confidentiality agreement. Upon request, which shall not be made more than once per annum by a party, the party subject to audit shall provide the Evaluator engaged by the auditing party with all information reasonably within the possession or control of such party and reasonably necessary to enable the Evaluator to independently verify whether any of the events specified in the definition of Call Option Triggering Event shall have occurred, including information with respect to any applicable Merchant Acceptance Rates and ATM Acceptance Rates.

(k) Visa Europe will provide Visa Inc. with such information regarding Visa Europe (and only such information) and upon such frequency as is required under applicable tax, GAAP and regulatory requirements for the preparation for Visa Inc’s financial statements. Visa Inc shall maintain all such information strictly confidential and not disclose it other than (a) to those employees and directors of Visa Inc. who have a need to know such information for the foregoing purposes (and Visa Inc. shall use its commercially reasonable efforts to minimize the number of such employees and directors needing access to such information), (b) as required by Law or requested of Visa Inc. by a Government Authority (provided that Visa Inc. shall use its best reasonable efforts to minimize the extent of such disclosure), (c) to Visa Inc’s external accounting and legal advisors, under a duty of confidence or (d) as is required to be included in Visa Inc’s financial statements. Without limiting the generality of the foregoing, prior to the end of Visa Inc’s first fiscal quarter after the date hereof (and from time-to-time thereafter, to the extent that such requirements change), Visa Inc will cooperate with Visa Europe to (a) provide clarity regarding the specific data that is necessary, and (b) agree upon a delivery mechanism for such information, which may include direct or indirect delivery, and which in any case must permit Visa Inc to comply with applicable tax, GAAP and regulatory requirements.

(l) Promptly following written notice by Visa Inc. to Visa Europe, and in any event within six (6) months, after the occurrence of both of the circumstances described in paragraphs (a) and (b) of the definition of Call Option Triggering Event contained herein, Visa Europe shall formulate and deliver to Visa Inc., and shall have commenced to implement, a written plan (a “Remediation Plan”) setting forth in reasonable detail comprehensive measures designed to remediate, within twelve (12) months after the later to occur of such circumstances, the decline in Merchant Acceptance Rate and/or ATM Acceptance Rate, as applicable.

(m) Visa Europe hereby covenants and agrees for the benefit of Visa Inc. that Visa Europe shall not, prior to an exercise of the Put Option or the Call Option, conduct an initial public offering of any capital stock of Visa Europe nor shall it conduct an initial public offering of any Affiliate thereof unless the Core Visa EU Business or Assets owned by such Affiliate would be transferred back to Visa Europe or a subsidiary thereof prior to the consummation of the Put Option or Call Option, as the case may be.

(n) Each of the parties hereto hereby acknowledges and agrees that, because of uncertainties regarding the timing of any exercise of the Put Option or the Call Option, and the nature and identity of the assets, properties, business and operations subject thereto, the amount of the Option Exercise Price at any given time during the term of this Agreement, is inherently uncertain and cannot be predicted or quantified as of the date hereof.

(o) Upon exercise of the Call Option or the Put Option, Visa Europe (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe, under its articles of association) shall designate one legal entity (the “Visa Europe Stockholder Representative”) (which shall be a financial institution with capital in excess of $1,000,000,000, but which need not be a member or shareholder of Visa Europe) to receive and hold the Option Exercise Price on bare trust or as nominee for the Visa Europe Shareholders and to hold the same in bare trust or as nominee for the Visa Europe Shareholders to distribute it to the Visa Europe Shareholders in accordance with their absolute entitlements. The

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obligations of Visa Inc. to pay the Option Exercise Price under this agreement shall be satisfied in full by the delivery of the Option Exercise Price to the Visa Europe Stockholder Representative and Visa Inc. shall, under no circumstances have any liability whatsoever, for the actions of the Visa Europe Stockholder Representative.

3. Alternative Transaction. (a) Each of Visa Europe and Visa Inc. shall cooperate with each other and use (and cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary on its part under this Agreement to cause the consummation of the Put Option or Call Option, as the case may be, in accordance with the terms of this Agreement prior to the Outside Date, including (x) taking such actions as are necessary to cause each of the Option Exercise Conditions to be satisfied as promptly as practicable after an exercise of the Put Option or the Call Option, as applicable, and in any event prior to the Outside Closing Date and (y) notifying the other party reasonably promptly upon becoming aware that there is a reasonable likelihood that an Option Exercise Condition is not capable of being satisfied.

(b) If the Option Exercise Conditions are not satisfied by the Outside Date or any such Option Exercise Condition becomes incapable of being satisfied at anytime prior to or on the Outside Date (the earlier to occur of such events being the “Failure Date”) and such failure of the Option Exercise Conditions to be satisfied or be capable of being satisfied does not result from a breach by Visa Europe of the representations and warranties set forth in Section 4(b) this Agreement, Visa Inc. may submit to Visa Europe a written proposal of Visa Inc. (a “Visa Inc. Proposal”) or Visa Europe may (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe under its articles of association) submit to Visa Inc. a written proposal of Visa Europe (a “Visa Europe Proposal”) to enter into an amendment to this Agreement (or an alternative Contract) that is designed to enable the parties hereto to consummate, as promptly as practicable, a transaction that puts the parties and their shareholders and affiliates in the same position in all respects (other than de minimis respects), taking into account all economic (including receipt of payment), tax, accounting, regulatory, liability and legal consequences and including any such consequence in respect of the Non-Core Business, as if the Put Option or Call Option, as applicable, had been consummated in accordance with the terms hereof without any adverse impact (other than de minimis adverse impacts) in relation thereto (a Visa Inc. Proposal or Visa Europe Proposal meeting such terms being a “Substitute Proposal”).

(c) If a Substitute Proposal shall not have been made and accepted in writing by Visa Inc and Visa Europe (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe under its articles of association), each acting in good faith (and without rejecting any proposal meeting the terms of Section 3(b) as a Substitute Proposal), prior to the 5:00 p.m. (New York) time on the date that is one hundred twenty (120) days after the Failure Date (such date, the “Proposal Deadline”) then (i) any previously submitted Call Option Exercise Notice or Put Option Exercise Notice, as applicable, shall automatically be deemed withdrawn and without force and effect as of the Proposal Deadline and (ii) if a Put Option Exercise Notice was previously submitted and provided that the Failure Date has not occurred as a result of Visa Europe’s breach of the representations and warranties set forth in Section 4(b) this Agreement, notwithstanding anything to the contrary contained in this Agreement, then Visa Europe shall have the right, during the period from the Proposal Deadline until the date that is 405 days after the Proposal Deadline, to Transfer any or all of the assets of Visa Europe or any of its Subsidiaries (including the entire Core Visa EU Business and Assets and including, for the avoidance of doubt, the Framework Agreement and any Contract contemplated thereby and all (but not less than all) of Visa Europe’s rights thereunder), whether by means of a Transfer of assets, issuance of equity securities, public offering, merger, consolidation or other similar transaction) to any Person (any such transaction, an “Alternative Transaction”), in each case provided that (x) none of the Core Visa EU Business and Assets are acquired in such Alternative Transaction by any Person that is a Competitor (other than a Competitor owning less than 5% of the equity interests in the Person that owns or will own the Core Visa EU Business and Assets) and (y) each Person that will acquire any Core Visa EU Business and Assets and any Retained Business shall, prior to entering into any Alternative

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Transaction, enter into a written agreement with Visa Inc. pursuant to which such Person and Visa Inc. shall acknowledge and agree (A) that any Core Visa EU Business and Assets and any Retained Business acquired by such Person in an Alternative Transaction, shall continue to be subject in all respects to the Call Option in favor of Visa Inc. as provided in this Agreement, (B) to be, and to cause the Core Visa EU Business and Assets and any Retained Business to continue to be, bound by all of the provisions of the Framework Agreement and any Contract contemplated thereby, including this Agreement provided, that the transferor shall not remain liable for the performance and obligations of the transferee thereunder, and (C) that the Core Visa EU Business and Assets and any Retained Business shall continue to be entitled to the full benefit of such Framework Agreement and other Contracts without prior written or other consent of Visa Inc. and (z) Visa Europe and any successor in interest in any Retained Business shall be entitled to the benefits and burdens of Section 2(g) of this Agreement as if the Put Option or Call Option had been consummated to the extent applicable to any Retained Business owned by it not acquired by any such Person.

(d) If an Alternative Transaction shall not have been consummated prior to the expiration of such 405 day period, then for a 30 day period from the expiration of such 405 day period, Visa Inc. and Visa Europe may again provide to the other a Visa Inc. Proposal or a Visa Europe Proposal, as applicable. If no Substitute Proposal is made and accepted pursuant to Section 3(c) hereof (but applied without the 120 day period provided therein) within such 30 day period, Visa Europe shall thereafter be entitled to consummate an Alternative Transaction at any time within the 405 days immediately succeeding the expiration of such 30 period; and the process in paragraph (d) of this Section 3 shall be repeated as necessary.

4. Representations and Warranties of the Parties. (a) Each party hereto hereby represents and warrants to the other party as follows:

(i) Due Organization, Good Standing and Corporate Power. Such party is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (to the extent the concept of good standing is recognized in such jurisdiction) and such party has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently being conducted. Such party is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it, or the nature of its business makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on its ability to perform its obligations hereunder.

(ii) Authorization and Validity of this Agreement. Such party has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such party of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved by the Board of Directors or other applicable governing body of such party, and no other corporate action on the part of such party is necessary to authorize the execution, delivery and performance by such party of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such party and, assuming that this Agreement constitutes a valid and binding obligation of the other party hereto, this Agreement constitutes a valid and binding obligation of such party, enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

(iii) Consents and Approvals; No Violations. Except as set forth on Schedule 4(a)(iii) and except to the extent resulting from any change in Law or licensure occurring after the date hereof, the execution and delivery by such party of this Agreement, and the consummation by such party

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of the transactions contemplated hereby, will not (a) violate or conflict with any provision of such party’s certificate of incorporation, memorandum or articles of association, by-laws or other comparable governing documents, (b) violate or conflict with any Law or Governmental Order applicable to such party or by which any of its properties or assets may be bound, (c) require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or (d) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under (or give rise to any right of termination, cancellation, payment or acceleration or any right under) or result in the creation of any Lien upon any of the properties or assets of such party under, any Contract, Permit, or other obligation to which such party is a party, or by which such party or any of its properties or assets are bound.

(iv) Broker’s or Finder’s Fee. No agent, broker, investment banker, financial adviser, firm or other Person acting on behalf of such party or its Affiliates is, or shall be, entitled to any fee, commission or broker’s or finder’s fees in connection with this Agreement or any of the transactions contemplated hereby from the other party.

(b) Representations and Warranties of Visa Europe. Visa Europe hereby represents and warrants, solely on its own behalf and not on behalf of any Visa Europe Shareholders, to Visa Inc. as follows:

(i) Visa Europe has amended its articles of association in order to obtain from each Visa Europe Shareholder the authority to transfer its shares in Visa Europe to Visa Inc. on the exercise of the Put Option and the Call Option; and

(ii) Such amendments are legally binding and enforceable and are sufficient to vest in Visa Europe full power and authority as of the date hereof, and as of the date of the closing of such transactions, to (A) transfer (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe under its articles of association) to Visa Inc. 100% of the issued VE Equity Securities upon an exercise of the Call Option or the Put Option, (B) execute and deliver (on behalf of the Visa Europe Shareholders pursuant to the authority granted to Visa Europe under its articles of association) such letters of transmittal, stock powers and/or other instruments of Transfer and conveyance as may be necessary or desirable in connection with such Transfer of the VE Equity Securities to Visa Inc., and (C) enter into this Agreement and make the representations and warranties contained herein.

(c) Exclusivity of Representations. EACH PARTY HEREBY ACKNOWLEDGES AND AGREES THAT THE REPRESENTATIONS AND WARRANTIES MADE BY THE OTHER PARTY HEREIN ARE THE SOLE REPRESENTATIONS AND WARRANTIES MADE BY SUCH PARTY WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT; AND SUCH PARTY HAS NOT RELIED AND IS NOT RELYING ON ANY OTHER REPRESENTATIONS AND WARRANTIES OF ANY OTHER PARTY OR PERSON IN ENTERING INTO THIS AGREEMENT. EACH PARTY HEREBY DISCLAIMS ANY OTHER EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SUCH PARTY OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5. Miscellaneous.

(a) Expenses. Unless otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(b) Notices. All notices, claims, demands and other communications hereunder shall be made to the parties hereto in the manner provided in Section 7.2 of the Global Restructuring Agreement.

(c) Entire Understanding; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement among the parties with respect to the transactions contemplated hereby and supersedes all prior agreements, written or oral, among the parties with respect to the subject matter hereof. No representation, warranty, inducement, promise, understanding or condition not set forth in this

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Agreement has been made or relied on by any party in entering into this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the parties hereto or their respective successors, any rights or remedies hereunder; provided, however, that notwithstanding the foregoing, the Visa Europe Shareholders are expressly designated as third party beneficiaries of the provisions of Section 2(e) hereof, but solely with respect to any Replacement Arrangements to which any such Visa Europe Shareholder is a party.

(d) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party and any purported assignment in violation of this paragraph 5(d) shall be null and void; provided, however, that notwithstanding the foregoing, Visa Europe may assign its rights, interests and obligations hereunder to any entity that continues to conduct the Retained Business following consummation of the Put Option or Call Option, as applicable. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns, including any successor by merger, consolidation, recapitalization, sale of assets or other similar transaction.

(e) Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts entered into and to be entirely performed within such State.

(g) Submission to Jurisdiction. EACH PARTY HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY NEW YORK STATE COURT SITTING IN THE COUNTY OF NEW YORK, NEW YORK FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH COURTS AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. IN ANY ACTION WHICH MAY BE INSTITUTED AGAINST A PARTY ARISING OUT OF OR RELATING TO THIS AGREEMENT, SUCH PARTY HEREBY CONSENTS TO THE SERVICE OF PROCESS IN CONNECTION WITH ANY ACTION BY THE MAILING THEREOF BY REGISTERED OR CERTIFIED MAIL TO SUCH PARTY’S ADDRESS SET FORTH IN SECTION 7.2 OF THE GLOBAL RESTRUCTURING AGREEMENT.

(h) Specific Performance. Notwithstanding anything in this Agreement to the contrary, money damages would not be an adequate remedy at law if a party fails to perform in any material respect any of its obligations hereunder and accordingly each party agrees that in addition to any other remedy to which it may be entitled at law or in equity each party shall be entitled to seek to compel specific performance of the obligations of the other party, as applicable, under this Agreement, without the posting of any bond or proof of any actual damages, in accordance with the terms and conditions of this Agreement, and if any action should be brought in equity to enforce any of the provisions of this Agreement, no party shall raise the defense that there is an adequate remedy at law.

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(i) Dispute Resolution.

(i) In the event of any dispute with respect to the terms of any transitional arrangement to be entered into by the parties pursuant to Section 2(g) hereof (for the purposes of this section 5(i), a “Dispute”), either party may initiate the following dispute resolution processes by written notice to the other (a “Dispute Notice”). Such Disputes shall be first referred by both parties to their chief executive officers and chairpersons upon delivery by a party and receipt by the other party of a Dispute Notice in writing setting forth the nature of the Dispute and a concise statement of the issues to be resolved. The chief executive officers and chairpersons shall meet and endeavor in good faith to promptly settle the Dispute. In the event that such individuals are unwilling or unable to resolve the Dispute within ten (10) Business Days after such referral, the parties agree to resolve any unresolved Dispute pursuant to expedited arbitration as follows: The place of arbitration shall be New York. There shall be three (3) arbitrators. The arbitration shall be administered by the ICDR under its rules as in effect at the time of the arbitration, except as they may be modified herein by agreement of the parties. The language of the arbitration shall be English. The party commencing the arbitration shall file with the ICDR, and simultaneously serve on the other party, a notice of arbitration and statement of claim (the “Notice of Arbitration”), together with the nomination of its arbitrator and its nominee’s acceptance of such nomination, within seven (7) additional Business Days after the Dispute has been referred to the CEO and chairpersons of the parties as set forth above. The responding party shall file its statement of defense and counterclaim (if any), together with the nomination of its arbitrator and its nominee’s acceptance of such nomination, within seven (7) Business Days of receiving the Notice of Arbitration. Unless otherwise agreed by the parties, the ICDR shall endeavor to appoint the third arbitrator within a further seven (7) Business Days. The arbitrators shall conduct the arbitration such that they render a final award within sixty (60) Business Days after the tribunal has been constituted, except that the parties may agree to extend this time limit or the arbitral tribunal may do so in its discretion if it determines that the interest of justice so requires in exceptional circumstances.

(ii) A decision by the arbitrators pursuant to paragraph (i) of this Section 5(i) above shall be final and binding upon the parties and shall not be subject to any appeal, and judgment upon such award may be entered by any state or federal court sitting in the State and County of New York, or by any other court having jurisdiction thereof. The parties agree to submit to the non-exclusive personal jurisdiction of the federal and state courts sitting in the State and County of New York for the purpose of enforcing this agreement to arbitrate and any award. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each party hereby consents to the service of process in connection with any such action by the mailing thereof by registered or certified mail to such party’s address set forth in Section 7.2 of the Global Restructuring Agreement. Each party hereby waives, to the fullest extent permitted by law, any right it may have to a trial by jury in respect to any such action.

(iii) Any arbitral tribunal constituted pursuant to paragraph (i) of this Section 5(i) shall have the authority to award costs, including attorneys’ fees, as part of its decision. Unless the parties expressly agree in writing to the contrary, the parties undertake as a general principle to keep confidential any arbitration and any awards therein, together with all materials in the proceedings and in any pre-arbitration proceedings created for the purpose of the arbitration and all other documents produced by the other party in the proceedings not otherwise in the public domain, save and to the extent that disclosure may be required of a party by legal duty, to protect or pursue a legal right, to enforce the arbitration agreement, or to enforce or challenge an award in bona fide legal proceedings before a court of competent jurisdiction.

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(iv) For the avoidance of doubt, the delivery of a Dispute Notice, and the pendency of any good faith negotiations and/or arbitral procedures with respect thereto in accordance with the provisions of this Section 5(i) shall not affect the obligations of the parties pursuant to Section 2(g) hereof to enter into the commercially reasonable transitional arrangements described therein upon the consummation of the Put Option or the Call Option, as applicable. In the event of any Dispute, the parties agree to enter into transitional arrangements containing such terms and conditions as have been mutually agreed by the parties prior to the consummation of the Put Option or the Call Option, as applicable, and only the terms and conditions thereof that remain in Dispute shall be subject to the provisions of this Section 5(i). During the pendency of any negotiations by the parties or arbitral procures with respect to such Disputed items, the parties shall continue to perform their obligations under all such transitional arrangements and, with respect to any terms and conditions thereof that are subject to a Dispute, the party receiving the benefit of such transitional arrangements shall perform its obligations thereunder based upon the terms and conditions (including the price at which such transitional arrangements are provided) prescribed by the party performing the services or providing the benefits thereof, until the resolution of such Disputed items in accordance with the terms of this Section 5(i).

(j) Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which when taken together shall constitute one (1) instrument and shall become effective when the counterparts have been signed by each of the parties and delivered to the other party, including delivery by facsimile, it being understood that both parties need not sign the same counterpart.

(k) Term. The term of this Agreement shall commence on the date hereof and shall end on the date that is ninety-nine (99) years after the date hereof; provided that this Agreement shall be automatically renewed for incremental terms of ninety-nine (99) years unless, not less than ten (10) years prior to the termination of the initial term of this Agreement or of any renewal term of this Agreement, as the case may be, either party hereto shall give written notice to the other party of its intent not to renew this Agreement.

(l) Amendments and Waivers. Any provision of this Agreement may be amended or waived, but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto, or in the case of a waiver, by the party against whom waiver is to be effective. Any agreement on the part of either party to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the day and year first above written.

VISA INC.

By:
Name:
Title:

VISA EUROPE LIMITED

By:
Name:
Title:

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Schedule 4(a)(iii)

Visa Europe

1.    Expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other necessary approvals or clearances (or expiration of any necessary waiting periods) under any successor or similar legislation and any other United States state or federal antitrust or competition laws, whether now or hereafter in effect.

2.    Any necessary approvals or clearances (or expiration of any necessary waiting periods) under any applicable European country and/or European Union antitrust or competition laws, rules or regulations, whether now or hereafter in effect.

Visa Inc.

1.    Expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other necessary approvals or clearances (or expiration of any necessary waiting periods) under any successor or similar legislation and any other United States state or federal antitrust or competition laws, whether now or hereafter in effect.

2.    Any necessary approvals or clearances (or expiration of any necessary waiting periods) under any applicable European country and/or European Union antitrust or competition laws, rules or regulations, whether now or hereafter in effect.

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APPENDIX 3

PART F OF THE DRAFT MEMBERSHIP REGULATIONS

PART F – DISTRIBUTION OF SALE PROCEEDS

For the purpose of the Articles, the Participation Rights of each Member on a Share Sale shall be calculated in accordance with such formula as shall have been determined by a four-fifths vote of all of the Directors prior to any transfer of the Shares pursuant to any exercise of the Put Option or the Call Option.

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this document, unless stated otherwise:

Articles	the Articles of Association of Visa Europe from time to time

ATM	an automated teller machine

Board	the board of Directors of Visa Europe from time to time

Call Option	has the meaning set out on page 4 of this document

Directors	the directors of Visa Europe from time to time

Extraordinary General Meeting or EGM

the extraordinary general meeting of the Company to be held at the Stanhope Hotel, 9 Rue du Commerce, B–1000 Brussels on 21 September 2007 at 10:00 a.m. (or any adjournment thereof), notice of which is set out on pages 11 and 12 of this document

Form of Proxy	the form of proxy accompanying this document for use by members in relation to the Extraordinary General Meeting

Global Restructuring Agreement	the global restructuring agreement between, inter alia, Visa Europe and Visa International Service Association, dated 15 June 2007 (as amended from time to time)

IPO	has the meaning set out on page 3 of this document

Licence	has the meaning set out on page 3 of this document

Memorandum	the Memorandum of Association of Visa Europe

Option Agreement	has the meaning set out on page 6 of this document

POS	point of sale

Put Option	has the meaning set out on page 4 of this document

Resolutions	the special resolutions to adopt the new Articles and amend the Memorandum as set out in the notice of Extraordinary General Meeting on page 11 of this document

Single Euro Payments Area or SEPA	has the meaning set out on page 3 of this document

Shares	the ordinary shares of €10 each in the capital of Visa Europe and each a “Share”

Visa Europe	Visa Europe Limited

Visa Europe Territory	The area comprising:

(i)	the following countries: Andorra, Austria, Bear Island, Belgium, Bulgaria, Channel Islands, Cyprus, Czech Republic, Denmark, Estonia, Faeroe Islands, Finland, France (including départments d’outre-mer et territories d’outre-mer or “DOM–TOMs”), Germany, Gibraltar, Greece, Greenland, Hungary, Iceland, Ireland, Isle of Man, Israel, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Monaco, the Netherlands, Norway, Poland, Portugal, Romania, San Marino, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom and Vatican City;

(ii)	any military bases, embassies or diplomatic consulates of the above jurisdictions which are located outside of the Visa Europe Territory and excluding any military bases, embassies or diplomatic consulates located in the Visa Europe Territory of those jurisdictions which are located outside of the Visa Europe Territory;

(iii)	any jurisdiction which, after the date of adoption of the new Articles of Association, becomes a full member state of the European Union; and

(iv)	any other country, territory or possession which the Board, by a majority of at least 75 per cent. of the votes of all of the Directors for the time being, resolves be part of the Visa Europe Territory.

Proxy Form	VISA EUROPE LIMITED

Please read the notes below before completing this form.

I  ..............................................................................  being a member of Visa Europe Limited, hereby

[INSERT NAME IN BLOCK CAPITALS]

appoint the Chairman of the Meeting or  ...................................................................  as my proxy to

[INSERT NAME IN BLOCK CAPITALS]

attend and, on a poll, vote for me and on my behalf at the Extraordinary General Meeting of Visa Europe Limited to be held on 21 September 2007 and at any adjournment of it.

	For	Against

Special resolutions

1 Adoption of new Articles of Association

2 Alteration of Memorandum of Association

Please indicate with an “X” in the appropriate boxes how you wish the proxy to vote.

Please sign here  ..................................................................................................         Date  ....................

The proxy is to vote as instructed in respect of the resolutions specified above. In the absence of instructions the proxy may vote as he or she thinks fit on the resolutions specified above and, unless instructed otherwise, on any other business (including amendments to resolutions) which may come before the Meeting.

Any alterations to this Proxy Form should be initialled and signed.

If you complete and return the Proxy Form this will not prevent you from attending in person and voting at the Meeting should you subsequently decide to do so.

Please return this Proxy Form. When you have completed and signed this form, please return it to the address overleaf.

To be valid the Proxy Form must be received no later than 10:00 a.m. on 19 September 2007.

Notes

If you cannot attend the Extraordinary General Meeting and wish to vote on the resolutions, you can appoint another person, known as a proxy, who can, on a poll, vote on your behalf. A proxy cannot vote on a show of hands. You can appoint the Chairman of the Meeting or anyone else to be your proxy. To appoint someone other than the Chairman, cross out the words “the Chairman of the Meeting” on the Proxy Form and insert the name of your proxy (who need not be a member of the Company). You can, if you wish, appoint more than one proxy. If you want to appoint a proxy please complete, sign and return the Proxy Form above.

1

This form must be executed under the member’s common seal or signed by an officer, attorney or other person duly authorised by the corporation.

To be entitled to vote at the meeting (and for the purpose of determining the number of votes you may cast), you must be entered on the Voting List and on Visa Europe Limited’s register of members at 10:00 a.m. on 19 September 2007 or, if the meeting is adjourned, you must be entered on the register 48 hours before the time fixed for the adjourned meeting.

ADDRESS FOR RETURNS:

Mailing

Attn: Carol Walsh

General Counsel

Visa Europe Legal

PO BOX 39662

London W2 6WH

ENGLAND

Courier

Attn: Carol Walsh

General Counsel

Visa Europe Legal

1 Sheldon Square

London W2 6TT

ENGLAND

2

VISA EUROPE LIMITED

ATTENDANCE AND NOMINATION FORM

                                                                                                                           , (“Member”) will attend Visa

[INSERT MEMBER NAME IN BLOCK CAPITALS]

Europe’s Extraordinary General Meeting on 21 September 2007 at the Stanhope Hotel, 9 Rue du Commerce, B–1000 Brussels.

The name of the person casting votes on behalf of the Member is

[INSERT NAME OF PERSON ATTENDING EGM AND ENTITLED TO CAST VOTES ON BEHALF OF MEMBER IN BLOCK CAPITALS],

and such person is duly entitled to cast such votes on behalf of the Member.

Signature(s)*

Date

IF YOU INTEND TO COME TO THE EXTRAORDINARY GENERAL MEETING PLEASE COMPLETE AND RETURN BY 10:00 A.M. ON 19 SEPTEMBER 2007.

ADDRESS FOR RETURNS:

Mailing

Attn: Carol Walsh

General Counsel

Visa Europe Legal

PO BOX 39662

London W2 6WH

ENGLAND

Courier

Attn: Carol Walsh

General Counsel

Visa Europe Legal

1 Sheldon Square

London W2 6TT

ENGLAND

*This form must be executed under the Member’s common seal or signed by an officer, attorney or other person duly authorised by the corporation.